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PROSPECTUS SUPPLEMENT (To Prospectus Dated April 2, 2004)

$200,000,000

Duquesne Light Company

First Mortgage Bonds
5.70% Series Q due 2014

        The bonds will bear interest at 5.70% per year. We will pay interest on the bonds on February 15 and August 15 in each year, beginning on August 15, 2004. The bonds will mature on May 15, 2014. We may redeem some or all of the bonds at any time. The redemption prices are discussed under the caption "SUPPLEMENTAL DESCRIPTION OF THE FIRST MORTGAGE BONDS—Optional Redemption."

        The bonds will be secured equally with all other bonds now or hereafter outstanding under our Mortgage.

        Investing in the bonds involves risks. See "RISK FACTORS" beginning on page S-4.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per bond	Total
Public offering price(1)	99.888%	$199,776,000
Underwriting discount	0.650%	$1,300,000
Proceeds to Duquesne Light (before expenses)	99.238%	$198,476,000

(1)
Plus accrued interest, if any, from date of original issuance.

        The underwriters expect to deliver the bonds to purchasers through The Depository Trust Company on or about May 18, 2004.

Joint Bookrunners

Banc One Capital Markets, Inc.	Citigroup
Co-Managers
NatCity Investments, Inc.	Wachovia Securities

May 10, 2004

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated in this prospectus supplement or the accompanying prospectus as of any time after the date of this prospectus supplement or the accompanying prospectus or, if later, the date of an incorporated document, is accurate because our business, financial condition or results of operations may have changed since that date. We are not making an offer to sell any bonds in any jurisdiction where an offer is not permitted.

Prospectus Supplement

Prospectus

Important Information About This Prospectus	2
Available Information	3
A Warning About Forward-Looking Statements	3
Duquesne Light Company	4
Use of Proceeds	4
Description of the First Mortgage Bonds	4
Description of the Preferred Stock	19
Plan of Distribution	25
Experts	26
Validity	27
Pennsylvania Taxes	27

i

        The information in this prospectus supplement, which is presented solely to furnish limited introductory information regarding Duquesne Light Company and the bonds being offered, has been selected from the detailed information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in the bonds. You should read the entire prospectus supplement and prospectus carefully, including the detailed financial and other information incorporated by reference. The terms "Duquesne Light," "Company," "we," "us," and "our" refer to Duquesne Light Company, a Pennsylvania corporation, and, when applicable, its subsidiaries.

DUQUESNE LIGHT COMPANY

        Duquesne Light was formed under the laws of Pennsylvania by the consolidation and merger in 1912 of three constituent companies. Duquesne Light is engaged in the supply (through its provider-of-last-resort service), transmission and distribution of electric energy, providing electric service to approximately 588,000 direct customers in southwestern Pennsylvania (including the City of Pittsburgh). This represents a service territory of approximately 800 square miles. The principal executive office of Duquesne Light is located at 411 Seventh Avenue, Pittsburgh, Pennsylvania 15219. Its telephone number is 412-393-6000.

        Duquesne Light, as a public utility, is subject to regulation by the Pennsylvania Public Utility Commission, or PUC, with respect to retail rates, accounting, issuance of securities and other matters. We are also subject to regulation by the Federal Energy Regulatory Commission, or FERC, with respect to rates for wholesale sales and transmission services, accounting and other matters.

        Duquesne Light is a wholly-owned subsidiary of Duquesne Light Holdings, Inc. Duquesne Light Holdings is an energy services holding company formed in 1989 to serve as the holding company for Duquesne Light and to engage in unregulated energy and related businesses.

POLR Obligation

  General

        Under the Pennsylvania Electricity Generation Customer Choice and Competition Act, or Customer Choice Act, Duquesne Light must act as a provider of last resort, or POLR, to provide electricity for any customer in its service territory who does not choose an alternative generation supplier, or whose supplier fails to deliver. Duquesne Light entered into an arrangement in 2000, which we sometimes refer to as POLR I, to provide the electricity necessary to satisfy our original POLR obligation, and subsequently extended this arrangement through December 31, 2004. We sometimes refer to the extended arrangement as POLR II. Our POLR I and POLR II supply is provided by Orion Power Midwest, LP (a subsidiary of Reliant Resources, Inc.) pursuant to a full requirements contract.

  POLR III

        In December 2003, we submitted to the PUC for approval POLR III, our rate plan and related generation supply plan intended to cover the period beginning in 2005.

        On April 16, 2004, we filed briefs with the PUC which could result in the resolution of all issues with respect to our POLR III proposal between us and advocates representing residential, small commercial and a group of major commercial and industrial customers. These filings by Duquesne Light, the Office of the Consumer Advocate, the Office of Small Business Advocate and the Duquesne Industrial Intervenors note that the groups have reached consensus on all issues with respect to our POLR III proposal and that our amended supply proposal is reasonable and in the public interest.

        The following paragraphs describe the major features of the POLR III proposal, as amended by the briefs.

        For residential and small business customers, we proposed a six-year, fixed-price POLR service plan. Customers would receive generation service for the first three years, beginning in 2005, at fixed rates as we originally proposed (approximately 12% above current rates). The second three years, beginning in 2008, would have generation rates bounded by both a floor (the rates for the first three years) and a ceiling (up to an additional 9%, as originally proposed). Despite the increases, these generation rates would still be below those charged prior to deregulation in 1996.

        For our larger commercial and industrial customers, the generation supply options would be:

  •
  An hourly price service that passes through real-time spot market electricity prices within the Pennsylvania, New Jersey, Maryland, or PJM, regional transmission organization, or RTO. (discussed below).

  •
  A fixed price service based upon the results of an annual competitive request-for-proposal process. We would receive an adder as compensation for costs and risks involved in providing energy to those customers. Different by rate class, the adder would, on average, equate to $2.70 per MWh based on POLR retention levels in 2003.

  •
  An electric generation service offered by a competitive supplier in our service area.

        We would also agree, for the first three years of POLR III, not to seek an increase in distribution rates for all our customers except under very specific and limited circumstances. In addition, we would provide renewable and environmentally beneficial energy resources as part of our supply plan.

        While we have reached agreement with all of our major customer groups, some competitive suppliers are opposed to these filings. Their objections will be evaluated as part of the overall PUC review process. The administrative law judge is expected to make a recommended decision during the week of May 24, and a final PUC order is scheduled for July 8.

  New Generation Station

        In October 2003, Duquesne Power, LP, a newly formed subsidiary of Duquesne Light, announced the signing of a definitive agreement to purchase WPS Resources Corporation's Sunbury generation station for approximately $120 million. The Sunbury generation station, which is located in central Pennsylvania within the PJM RTO, has 402 megawatts of coal-fired generating capacity and 47.5 megawatts of oil-fired and diesel-fired generating capacity. We expect that the Sunbury generation station would be used in conjunction with our POLR III service to residential and small business customers. Closing on the transaction is conditioned on PUC approval of POLR III, as well as other related regulatory approvals.

        Duquesne Power would combine the output of the Sunbury generation station with a portfolio of wholesale power purchase contracts in order to provide Duquesne Light a full-requirements POLR III supply contract for residential and small business customers. This portfolio approach, which may include blocks of traditional wholesale contracts with multiple suppliers, is intended to increase long-term flexibility. The addition of the Sunbury generation station to the supply portfolio would benefit our POLR customers as well as help to diversify risk. As the cornerstone of the supply portfolio, our proposed acquisition of the Sunbury generation station would:

  •
  provide greater assurance of a stable and reliable long-term supply of electricity;

  •
  enhance flexibility relative to the pricing of other contracts in the supply portfolio;

  •
  increase the ability to include long-term price protection for our customers as proposed in the POLR III filing;

  •
  mitigate credit and default risks of depending on any one energy supplier; and

  •
  facilitate our entry into the PJM RTO.

  RTO

        FERC Order No. 2000, as amended, calls on transmission-owning utilities, such as Duquesne Light, to join RTOs, which are responsible for, among other things, operating the electric transmission grid in a particular region. We are committed to ensuring a stable, plentiful supply of electricity for our customers. Toward that end, Duquesne Light anticipates joining the PJM RTO as part of POLR III. The PJM RTO currently operates the electric transmission grid and wholesale electric power markets in all or parts of Delaware, Maryland, New Jersey, Ohio, Pennsylvania, Virginia, West Virginia and the District of Columbia. We will incur additional costs associated with joining the PJM RTO; however, we expect to recover these incremental expenses through our rates.

        For additional information about our company, see "AVAILABLE INFORMATION" in the prospectus.

RISK FACTORS

        In considering whether to purchase the bonds, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below.

We are a public utility, subject to substantial governmental regulation. If we receive unfavorable regulatory treatment, our business could be negatively affected.

        Our distribution and transmission businesses are subject to regulation by various federal, state and local regulatory agencies that significantly affects our operations. The PUC regulates, among other things, the rates we can charge retail customers for the delivery of electricity. In addition, the FERC regulates, among other things, the rates that we can charge for electricity transmission. We cannot charge delivery or transmission rates without approval by the applicable regulatory authority. While the approved delivery and transmission rates are intended to permit us to recover costs of service and earn a reasonable rate of return, there is no guarantee that the rates authorized by regulators will match our actual costs or provide a particular return on capital at any given time.

        We also are required to have numerous permits, approvals and certificates from governmental agencies that regulate our business. We believe that we have obtained the material permits, approvals and certificates necessary for our existing operations and that our business is conducted in accordance with applicable laws; however, we are unable to predict the impact of future regulatory activities of any of these agencies on our business. Changes in or reinterpretations of existing laws or regulations, or the imposition of new laws or regulations, may require us to incur additional expenses or to change the way we conduct our operations.

We are subject to risks associated with our provider of last resort obligations.

        We must provide, as the provider of last resort under the Customer Choice Act, electricity for any customer in our service territory who does not choose an alternative generation supplier, or whose supplier fails to deliver. Orion Power Midwest (a subsidiary of Reliant Resources, Inc.) is our supplier under POLR I and II pursuant to a full requirements supply agreement. If Orion were to fail to supply electricity to us under its agreement, we would be required to procure our POLR supply requirements in the energy markets. If market prices for energy were higher than the POLR rate at the time of any such failure, we could potentially be required to purchase energy for sale to POLR customers at a loss. If that were to happen and the contractual provisions with Orion were not sufficient to cover any loss, we would seek regulatory recovery of any additional loss. While the Customer Choice Act provides generally for POLR supply costs to be borne by customers, prior litigation suggests that the PUC may not permit us to pass any costs in excess of the existing PUC-approved POLR prices on to our customers.

        We retain the risk that customers will not pay for the electricity we supply as a provider of last resort. However, a component of our delivery rate is designed to cover the cost of a normal level of uncollectible accounts.

        As described above under "DUQUESNE LIGHT COMPANY—POLR Obligation—POLR III," we have submitted to the PUC our POLR III rate and regulated supply plan intended to address our POLR obligation beginning in 2005 and continuing through 2010. The ultimate structure of POLR III will be subject to PUC review and approval. We cannot predict whether, or the extent to which, the PUC will approve our proposal. Currently, our POLR III proposal contemplates that we will bear the risk of obtaining supply sufficient to meet our POLR obligations for residential and small business customers. We expect that Duquesne Power's acquisition and operation of the Sunbury generation station will be used to provide a portion of our POLR needs for residential and small business customers. The closing on this acquisition is conditioned on PUC approval of POLR III, FERC approval and other conditions.

In addition, any generation supply plan for residential and small business customers will depend on our ability to negotiate appropriate supply agreements with suitable generation suppliers.

Duquesne Light's earnings will be affected by the number of customers who choose to receive electric generation through POLR service.

        POLR II extends through December 31, 2004 and permits us to recover amounts payable to Orion under the full requirements agreement, plus a margin per megawatt hour supplied. This margin fluctuates based on the mix of rate classes and number of customers participating in POLR II. The number of POLR customers will fluctuate depending on market prices and the number of alternative generation suppliers in the retail supply business. In 2003, we earned approximately $19.7 million from our POLR arrangement.

        If our customers switch to alternate suppliers, which they are generally entitled to do at any time, our sales of power and earnings may decrease. Alternatively, customers could switch back to us from alternate suppliers. Under POLR II, as a result of Orion's full requirements obligation, we have effectively shifted our risk of providing any increased supply associated with customers switching back to POLR service. However, under POLR III, we will bear this supply risk for residential and small business customers. If customers switch back to us from alternate suppliers, or demand increases for any other reason (such as weather-related reasons or customer growth), demand may exceed the available capacity of our electric supply contract portfolio. If this were to occur, we would be required to procure additional supply to meet this increased POLR obligation in the competitive energy markets at the market prices then in effect.

Our acquisition and operation of a generation station will subject us to risks that we do not currently face.

        The acquisition and subsequent operation of a generation station involves numerous risks. The Sunbury generation station is over 50 years old and successful operation of the Sunbury generation station is subject to numerous factors, including:

  •
  the plant's ability to operate at expected capacity factors;

  •
  unforeseen operating problems and capital and other expenditures, including unforeseen environmental compliance costs;

  •
  equipment failures;

  •
  our ability to comply with applicable regulations;

  •
  unanticipated cost increases;

  •
  labor force matters;

  •
  weather-related incidents; and

  •
  the impact of changes in environmental laws and regulations.

        Any of these factors could give rise to lost revenues and/or increased expenses and/or capital expenditures. In addition, the performance of an investment in the Sunbury generation station will depend on:

  •
  favorable regulatory treatment of our POLR III plan;

  •
  cost and availability of fuel; and

  •
  changes in market prices of power.

Any generation facilities we acquire may be operating in a competitive environment, in which we are not assured of any return on our investment.

        Our distribution and transmission businesses operate within a regulated utility at rates set by the PUC and FERC. We are not assured of any rate of return on our capital investments in generation facilities, such as the Sunbury generation station, through cost-of-service ratemaking. Although we expect that the Sunbury generation station will provide a significant portion of our residential and small business POLR obligation during the POLR III period, sales beyond this period may be made into the competitive wholesale markets.

Our operating results fluctuate on a seasonal basis and can be adversely affected by changes in weather.

        Our electric utility business is seasonal and weather patterns can have a material impact on our operating performance. Demand for electricity is generally greater in the summer months associated with cooling compared to other times of the year. Accordingly, we historically have generated less revenues and income when weather conditions are cooler in the summer.

We may be adversely affected by economic conditions.

        Periods of slowed economic activity generally result in decreased demand for power, particularly by industrial and large commercial customers. As a consequence, recessions or other downturns in the economy may result in decreased revenues and cash flows for us.

We may be required to make additional state tax payments for adjustments proposed by the Pennsylvania Department of Revenue.

        The Pennsylvania Department of Revenue has issued assessments of additional tax for 1999 through 2001 primarily to include income of an out-of-state corporate subsidiary as Pennsylvania taxable income. The 2001 tax year is currently being audited. If, as expected, the Department asserts the same positions for 2002 and 2003, our total exposure for additional taxes for all years, without interest or penalty, could approximate $90 million (net of associated federal benefit). We do not agree with the Department on this matter, and have filed an appeal for the 1999 tax year with the Pennsylvania Commonwealth Court. The assessment for the 2000 tax year is currently awaiting decision from the Department. Ultimately, we expect all years involved to be appealed to and decided at the Pennsylvania Commonwealth Court.

        We are unable to predict if, when or to what extent any state income tax adjustments ultimately proposed for the period 1999 through 2003 will be sustained. We do not believe that the ultimate resolution of our state tax issue for this period will have a material adverse effect on our financial position or results of operation. However, the resolution, depending on the extent and timing thereof, could have a material adverse effect on cash flows for the period in which they are paid.

Our transmission facilities are interconnected with the facilities of other transmission facility owners whose actions may have a negative impact on our operations.

        Our transmission facilities are directly interconnected with the transmission facilities of contiguous utilities and as such are part of an interstate power transmission grid. The FERC has approved certain RTOs to coordinate the operation of portions of the interstate transmission grid. We anticipate becoming a member of the PJM RTO in connection with our POLR III filing. PJM and the other regional transmission operators have established sophisticated systems that are designed to ensure the reliability of the operation of transmission facilities and prevent the operations of one utility from having an adverse impact on the operations of the other utilities. However, the systems put in place by PJM and the other RTOs may not always be adequate to prevent problems at other utilities from causing service interruptions in our transmission facilities. If we were to suffer such a service interruption, it could have a negative impact on our business.

The cost of compliance with environmental law is significant and new environmental laws may increase our expenses.

        Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations, relating to air quality, water quality, waste management, natural resources, site remediation, and health and safety. These laws and regulations require us to incur expenses to, among other things, conduct site remediation and perform environmental monitoring. We also may be required to pay significant remediation costs with respect to third party sites. If we fail to comply with applicable environmental laws and regulations, even if caused by factors beyond our control, such failure could result in the assessment of civil or criminal penalties and liabilities and the need to expend significant sums to come into compliance.

        New environmental laws and regulations, or new interpretations of existing laws and regulations, could impose more stringent limitations on our operations or require us to incur significant additional costs. Our current compliance strategy may not successfully address the relevant standards and interpretations of the future.

Events or circumstances which adversely affect our financial position could result in defaults under our credit agreement.

        Our $180 million revolving credit agreement includes a requirement that our debt-to-capitalization ratio not exceed 65%. At March 31, 2004, we were in compliance with this covenant. However, any events or circumstances (including any charges to earnings) which have the effect of reducing our common equity or increasing our debt, in relative terms, could result in non-compliance with this covenant. In addition, this credit agreement expires in September 2004 and will have to be replaced. Upon such expiration, we will seek to enter into a new credit agreement or find alternative sources of funds; however, there can be no assurances that any such financing will be available. At May 1, 2004, we had $40 million of borrowings and approximately $10.4 million in letters of credit under this facility.

Because we are a wholly owned subsidiary of Duquesne Light Holdings, Duquesne Light Holdings can exercise substantial control over our dividend policy and business and operations.

        All of the members of our board of directors, as well as many of our executive officers, are officers of Duquesne Light Holdings. Among other decisions, our board is responsible for decisions regarding payment of dividends, financing and capital raising activities, and acquisition and disposition of assets. Within the limitations of applicable law, our articles of incorporation and subject to the covenants under our outstanding debt instruments, our board of directors will base its decisions concerning the amount and timing of dividends, and other business decisions, on our earnings, cash flow and capital structure, but may also take into account the business plans and financial requirements of Duquesne Light Holdings and its other subsidiaries.

Our insurance coverage may not be sufficient to cover all casualty losses that we might incur.

        We currently have insurance coverage for our facilities and operations in amounts and with deductibles that we consider appropriate. However, there is no assurance that such insurance coverage will be available in the future on commercially reasonable terms. In addition, some risks, such as weather related casualties, may not be insurable. In the case of loss or damage to property, plant or equipment, there is no assurance that the insurance proceeds, if any, received will be sufficient to cover the entire cost of replacement or repair.

We are dependent on our ability to successfully access capital markets. An inability to obtain capital may adversely affect our business.

        We rely on access to both short-term money markets and longer-term capital markets as a source of liquidity and to satisfy our capital requirements not satisfied by the cash flow from our operations. Capital market disruptions, or a downgrade in our credit ratings, could increase the cost of borrowing or could adversely affect our ability to access one or more financial markets. Currently, we have been placed on negative outlook by Moody's Investors Service and Standard & Poor's, a division of The McGraw-Hill Companies. In the event our credit ratings are downgraded, trading of the bonds could be affected.

USE OF PROCEEDS

        We are offering $200 million aggregate principal amount of first mortgage bonds. We intend to apply the net proceeds from the sale of the bonds, together with funds from other sources, to replenish cash used for the redemption on December 30, 2003 of $100 million of our 7.55% First Mortgage Bonds, to redeem approximately $75 million of our 8.375% subordinated debentures related to Duquesne Capital L.P.'s monthly income preferred securities, which are to be redeemed on May 21, 2004, to pay currently outstanding borrowings under our revolving credit facility and for general corporate purposes. The weighted average interest rate for borrowings under our credit facility for the first quarter was 2.34%.

CAPITALIZATION

        The table below shows our capitalization on a consolidated basis as of March 31, 2004. The "As Adjusted" column reflects our capitalization after giving effect to (1) the issuance and sale by the Company in April 2004 of $75 million of Preferred Stock and the application of the net proceeds thereof, which amounted to approximately $73 million, to the payment of current debt maturities and (2) the issuance and sale of the bonds offered hereby and the application of the net proceeds thereof as described under "Use of Proceeds." You should read this table along with the financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. See "Available Information" in the accompanying prospectus.

	As of March 31, 2004 (in millions)
	Actual	As Adjusted
Current Debt Maturities	$90.0	$0.0
Long-Term Debt(1)	833.6	958.6
Preferred Stock	60.6	135.6
Preference Stock (net of deferred ESOP benefit)	9.8	9.8
Common Stockholder's Equity	537.9	535.9

Total Capitalization (including current debt maturities)	$1,531.9	$1,639.9

(1)
Includes approximately $75 million principal amount of our 8.375% subordinated debentures related to Duquesne Capital L.P.'s monthly income preferred securities, which are to be redeemed on May 21, 2004.

SELECTED FINANCIAL INFORMATION

        We have derived the selected financial information presented below from our audited consolidated financial statements for the years ended December 31, 2003 and 2002 and from our unaudited consolidated financial statements for the three months ended March 31, 2004 and 2003. This information is not intended to be comprehensive. For additional information, you should read the complete financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. See "AVAILABLE INFORMATION" in the accompanying prospectus.

	Three Months Ended March 31,				Years Ended December 31,
	2004		2003		2003		2002
	(in millions, except ratios)
Income Statement Information
Total Operating Revenues	$194.6		$199.3		$806.1		$944.6
Total Operating Expenses	158.0		161.1		651.0		783.1
Operating Income	36.6		38.2		155.1		161.5
Net Income	17.8		16.7		69.6		75.4
Ratio of Earnings to Fixed Charges	3.44	x	2.73	x	2.85	x	2.73	x
Other Information
Net Cash Provided From Operating Activities	$24.4		$38.7		$354.6		$261.8
	As of March 31,		As of December 31,
	2004	2003	2003	2002
	(in millions)
Balance Sheet Information
Total Assets	$2,208.2	$2,441.4	$2,209.2	$2,488.2
Total Property, Plant and Equipment—Net	1,386.4	1,364.3	1,382.7	1,364.9
Current Debt Maturities	90.0	—	50.5	—
Long-Term Debt	833.6	959.5	857.7	959.5
Company Obligated Mandatorily Redeemable Preferred Securities(1)	—	150.0	—	150.0
Preferred Stock	60.6	60.6	60.6	60.6
Preference Stock (net of deferred ESOP benefit)	9.8	9.2	9.1	9.2
Common Stockholder's Equity	537.9	525.7	530.1	521.0

(1)
Approximately $50 million of these securities were called in December 2003 for redemption in the first quarter of 2004 and were classified as current debt maturities as of December 31, 2003. The balance was reclassified as long-term debt as of December 31, 2003. Of this balance, approximately $25 million was redeemed in the first quarter of 2004, and $75 million is to be redeemed on May 21, 2004.

SUPPLEMENTAL DESCRIPTION OF THE FIRST MORTGAGE BONDS

        Set forth below is a description of the specific terms of the bonds. This description supplements, and should be read together with, the description of the bonds in the accompanying prospectus under the caption "DESCRIPTION OF THE FIRST MORTGAGE BONDS." The following description is not complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the summary in the accompanying prospectus, the Mortgage and the Trust Indenture Act.

General

        The bonds being offered by this prospectus supplement will be issued in one series designated "First Mortgage Bonds, Series Q" (the "bonds"). The bonds will initially be issued in the aggregate principal amount of $200 million.

        The bonds will mature on May 15, 2014. The bonds will not be subject to any sinking fund or other mandatory redemption. The bonds will be available for purchase in denominations of $1,000 and any integral multiple thereof.

Interest

        Each bond will bear interest at the rate of 5.70% per annum from the date of original issuance. Interest on the bonds will be payable semi-annually in arrears on February 15 and August 15 of each year (each, an "interest payment date"). The first interest payment date will be August 15, 2004. If any date on which interest is payable on the bonds is not a business day, then payment of the interest payable on that date will be made on the next succeeding day which is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date. A "business day" is any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York or Pittsburgh, Pennsylvania are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Trustee is closed for business.

        We will pay interest on each bond on each interest payment date to the holder as of the close of business on the regular record date relating to such interest payment date (except as otherwise provided in the Mortgage for the payment of defaulted interest); provided, however, that we will pay interest at maturity to the person to whom principal is paid. The regular record date for each interest payment date will be the date 15 calendar days immediately preceding the applicable interest payment date whether or not such day is a business day.

        The amount of interest payable will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Security

        The bonds will be issued under the Mortgage which, except as set forth below and in the accompanying prospectus, constitutes a first mortgage lien on our properties used in the generation (if any), purchase, transmission, distribution or sale of electric energy and on any other property which we may from time to time subject to such lien after the date of this prospectus supplement. The Mortgage does not constitute a lien on property expressly excepted from the lien of the Mortgage and property released from the lien of the Mortgage. See the Incorporated Documents for a discussion of the divestiture by Duquesne Light in 2000 of its facilities related to the generation of electric energy. See "DESCRIPTION OF THE FIRST MORTGAGE BONDS—Security" in the accompanying prospectus. The bonds will be entitled to the benefit of the Mortgage equally and ratably with all other Mortgage Securities issued under the Mortgage.

Further Issuances

        The bonds will be issued initially in the aggregate principal amount of $200 million. We may, however, "reopen" this series of bonds and, subject to the limitations in the Mortgage, issue additional bonds of this series in the future.

        The bonds will be issued on the basis of property additions and retired securities. At March 31, 2004, the Company could have issued approximately $76 million of Mortgage Securities on the basis of net property additions (as recorded at Cost), and at that date, the aggregate amount of Retired Securities available to be used as the basis for authentication and delivery of Mortgage Securities was approximately $514 million.

Optional Redemption

        The bonds will be redeemable, in whole or in part, at any time, and at our option, at a redemption price equal to the greater of:

  •
  100% of the principal amount of bonds to be redeemed or

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 15 basis points, as calculated by an Independent Investment Banker, plus, in either of the above cases, accrued and unpaid interest thereon to the date on which the bonds are redeemed ("Redemption Date").

        Unless we default in payment of the redemption price, interest will cease to accrue on the bonds called for redemption on and after the Redemption Date.

        "Adjusted Treasury Rate" means:

  •
  the yield, under the heading which represents the average for the week immediately preceding the Calculation Date, appearing in the most recently published statistical release designated "H.15(5l9)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the stated maturity of the bonds, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

  •
  if such release (or any successor release) is not published during the week preceding the Calculation Date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

The Adjusted Treasury Rate will be calculated as of the third business day preceding the Redemption Date or, if the bonds to be redeemed are to be defeased prior to the Redemption Date, then as of the third business day prior to the date we notify the Trustee of such redemption pursuant to the Mortgage, as the case may be (the "Calculation Date").

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term to stated

maturity of the bonds to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term to stated maturity of such bonds.

        "Comparable Treasury Price" means (1) the average of four Reference Treasury Dealer Quotations (expressed as a percentage of principal amount) for the Calculation Date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us and its successors, or if that firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

        "Reference Treasury Dealer" means:

  •
  Banc One Capital Markets, Inc., Citigroup Global Markets Inc. and their successors; provided that, if Banc One Capital Markets, Inc. or Citigroup Global Markets Inc. or ceases to be a primary U.S. Government securities dealer in New York City ("Primary Treasure Dealer"), we will substitute another Primary Treasury Dealer; and

  •
  any other Primary Treasury Dealers selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and Redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasure Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third business day preceding the Calculation Date.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

        The Depository Trust Company ("DTC"), New York, NY, will act as securities depositary for the bonds. The bonds will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. One fully-registered global bond certificate will be issued for the bonds, and will be deposited with DTC.

        The following is based upon information furnished by DTC:

          DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for equity issues, corporate and municipal debt issues and money market instruments from many countries that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock

  Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and, together with Direct Participants, "Participants"). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com. Information on this website does not constitute a part of this Prospectus.

          Purchases of bonds under the DTC system must be made by or through Direct Participants, which will receive a credit for the bonds on DTC's records. The ownership interest of each actual purchaser of bonds ("Beneficial Owner") is in turn to be recorded on the Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Participants through which the Beneficial Owners purchased the bonds. Transfers of ownership interests in the bonds are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in bonds, except in the event that use of the book-entry system for the bonds is discontinued.

          To facilitate subsequent transfers, all bonds deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of bonds with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such bonds are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

          Notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Redemption notices shall be sent to DTC. If less than all the shares of bonds are being redeemed, DTC's practice is to determine by lot the number of shares of each Direct Participant to be redeemed.

          Although voting with respect to the bonds is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to bonds. Under its usual procedures, DTC mails an Omnibus Proxy as soon as possible after the Record Date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the bonds are credited on the Record Date (identified in a listing attached to the Omnibus Proxy).

          Payments on the bonds will be made to Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts upon DTC's receipt of funds and corresponding detail information from us or the Trustee on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments to Cede & Co. (or such nominee as may be requested by an authorized representative of DTC) is our responsibility and that of the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

        Except as provided herein, a Beneficial Owner of the bonds will not be entitled to receive physical delivery of a certificate. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the bonds. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the bonds.

        According to DTC, the foregoing information with respect to DTC is provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind. Neither we nor any underwriter takes any responsibility for the accuracy of this information. Neither we, the Trustee nor any underwriter will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the bonds or for maintaining, supervising or reviewing any records relating thereto.

        DTC may discontinue providing its services as securities depositary with respect to the bonds at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificates will be printed and delivered to the Beneficial Owners or to the Participants on their behalf. Additionally, we may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the bonds. In that event, certificates for the bonds will be printed and delivered to the Beneficial Owners or to the Participants on their behalf.

UNDERWRITING

        Banc One Capital Markets, Inc. and Citigroup Global Markets Inc. are acting as representatives of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of the bonds set forth opposite the underwriter's name:

Underwriter	Principal Amount
Banc One Capital Markets, Inc.	$80,000,000
Citigroup Global Markets Inc.	80,000,000
NatCity Investments, Inc.	20,000,000
Wachovia Capital Markets, LLC	20,000,000

Total	$200,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the bonds included in this offering are subject to the approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the bonds if any of the bonds are taken.

        The underwriters propose to offer some of the bonds directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the bonds to dealers at the public offering price less a concession not to exceed 0.40% per bond. The underwriters may allow, and dealers may reallow, a concession not to exceed 0.25% per bond on sales to other dealers. After the initial offering of the bonds, the offering price and other selling terms may from time to time be varied by the underwriters.

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with the offering (expressed as a percentage of the principal amount of the bonds).

Paid by Duquesne Light
Per bond	0.650%

        The bonds are a new issue of securities with no established trading market. The underwriters have advised us that the underwriters intend to make a market in the bonds but are not obligated to do so and may discontinue market making at any time without notice. Neither we nor the underwriters can assure you that the trading market for the bonds will be liquid.

        In connection with the offering, Banc One Capital Markets, Inc., on behalf of the underwriters, may purchase and sell the bonds in the open market. These transactions may include overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves syndicate sales in excess of the offering size, which creates a syndicate short position for the underwriters. Stabilizing transactions involve certain bids or purchase of bonds in the open market for the purpose of pegging, fixing or maintaining the price of the bonds. Syndicate covering transactions involve purchases of the bonds in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the bonds to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Banc One Capital Markets, Inc., in covering syndicate short positions or making stabilizing purchases, repurchases bonds originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the bonds. They may also cause the price of the bonds to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We estimate that our total offering expenses, not including the underwriting discount, will be approximately $250,000.

        It is expected that delivery of the bonds will be made on or about the date specified on the cover page of this prospectus supplement, which will be the sixth business day (T+6) following the date of this prospectus supplement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the bonds on the date of this prospectus supplement or on the next two succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds on the date of this prospectus supplement should consult their own advisors.

        Affiliates of certain underwriters are lenders under our credit facility. Because we intend to use the net proceeds from the offering of the bonds to repay certain borrowings under our credit facility, more than 10% of the net proceeds of the offering may be paid to those lenders. Therefore, this offering is being made pursuant to the provisions of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

        Certain of the underwriters and their affiliates have engaged in, and may in the future engage in, various general financing and banking transactions with us and our affiliates.

        We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

VALIDITY

        The validity of the securities will be passed upon for Duquesne Light by Dewey Ballantine LLP, special counsel for Duquesne Light, and by Douglas L. Rabuzzi, Esq., Assistant General Counsel of Duquesne Light, and for the underwriters by Milbank, Tweed, Hadley & McCloy LLP. Dewey Ballantine LLP and Milbank, Tweed, Hadley & McCloy LLP may rely upon the opinion of Mr. Rabuzzi as to matters of Pennsylvania law.

PROSPECTUS

$300,000,000

Duquesne Light Company

First Mortgage Bonds
Preferred Stock

        Duquesne Light Company may offer from time to time its First Mortgage Bonds or Preferred Stock, up to an aggregate amount of $300,000,000.

        One or more supplements to this prospectus will indicate the amount and terms of each issue of securities.

        Duquesne Light may sell the securities to or through underwriters, dealers or agents or directly to one or more purchasers. The applicable prospectus supplement will describe each offering of the securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 2, 2004.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS	2
AVAILABLE INFORMATION	3
A WARNING ABOUT FORWARD-LOOKING STATEMENTS	3
DUQUESNE LIGHT COMPANY	4
USE OF PROCEEDS	4
DESCRIPTION OF THE FIRST MORTGAGE BONDS	4
General	4
Payment and Paying Agents	5
Registration and Transfer	6
Redemption	6
Security	7
Issuance of Additional Mortgage Securities	9
Release of Property	10
Withdrawal of Cash	11
Consolidation, Merger, Transfer of Assets	12
Modification of Mortgage	13

Voting of Class "A" Bonds	15
Waiver	15
Events of Default	15
Remedies	16
Defeasance	18
Duties of Trustee; Resignation; Removal	19
Evidence to be Furnished to Trustee	19
DESCRIPTION OF THE PREFERRED STOCK	19
General	20
Dividend Rights	20
Liquidation Rights	21
Redemption; Repurchases	21
Voting Rights	22
Restrictions on Certain Corporate Action	22
Other Provisions	25
Transfer Agent, Registrar	25
PLAN OF DISTRIBUTION	25
EXPERTS	26
VALIDITY	27
PENNSYLVANIA TAXES	27

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

        This prospectus is part of a "shelf" registration statement that Duquesne Light filed with the United States Securities and Exchange Commission, or the "SEC." We may sell the securities described in this prospectus from time to time in one or more offerings, up to a total of $300 million in principal amount. This prospectus only provides you with a general description of the securities. Each time we offer securities, we will provide a supplement to this prospectus that contains specific information about the terms of the securities then being offered. The supplement may also add, update or change information contained in this prospectus.

        In addition to the information contained in this prospectus and applicable supplement, this prospectus incorporates by reference important business and financial information about Duquesne Light that is not included in or delivered with this prospectus. See "Available Information." You may obtain copies of documents containing such information from us, without charge, by either calling or writing to us at:

Duquesne Light Company
411 Seventh Avenue
P.O. Box 1930
Pittsburgh, Pennsylvania 15230-1090
Attention: Corporate Secretary
Telephone: 412-393-6000

        You should rely only on the information contained or incorporated by reference in this prospectus and the applicable supplement. We have not authorized any other person to provide you with different information. You should not assume that the information contained or incorporated in this prospectus as of any time after the date of this prospectus or, if later, the date of an incorporated document, is accurate because our business, financial condition or results of operations may have changed since that date.

        We are not making an offer to sell any securities in any jurisdiction where an offer or sale is not permitted.

AVAILABLE INFORMATION

        Duquesne Light files annual, quarterly and other reports with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You may read and copy these reports at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov.) that contains Duquesne Light's reports filed with the SEC.

        Duquesne Light incorporates by reference into this prospectus:

  •
  Duquesne Light's most recent Annual Report on Form 10-K filed by Duquesne Light with the SEC pursuant to the Exchange Act and

  •
  all other documents filed by Duquesne Light with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing of Duquesne Light's most recent Annual Report and before the termination of the offering made by this prospectus; provided, however, that we are not incorporating any information furnished under Item 9 or Item 12 of any Current Report on Form 8-K, and all of these documents are deemed to be a part of this prospectus from the date of filing these documents. The documents incorporated or deemed to be incorporated in this prospectus by reference are sometimes called the "Incorporated Documents." Any statement contained in an Incorporated Document may be modified or superseded by a statement in this prospectus or in any prospectus supplement or in any subsequently filed Incorporated Document. The Incorporated Document as of the date of this prospectus is:

  •
  the Annual Report on Form 10-K for the year ended December 31, 2003.

        Duquesne Light Holdings, Inc. (formerly DQE, Inc.), the sole shareholder of Duquesne Light, maintains an Internet site (http://www.duquesnelight.com) that contains information concerning Duquesne Light Holdings and its affiliates including Duquesne Light. The information contained at the Internet site of Duquesne Light Holdings is not incorporated in this prospectus by reference, and you should not consider it a part of this prospectus.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

        Statements contained in this prospectus, including the documents that are incorporated by reference, that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include information about plans, objectives and strategies and possible future results of our operations, as well as the assumptions upon which these statements are based. Also, when we use any of the words "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Actual results or performance may differ materially from those contemplated by the forward-looking statements due to a number of known and unknown risks and uncertainties, many of which are beyond our control. Demand for electric utility service, as well as change in market and weather conditions, will affect cash flows, returns on investments and earnings levels. Energy prices will affect the number of customers using our provider-of-last-resort service, which in turn will affect earnings. Overall performance will also be affected by economic, competitive, regulatory, governmental and technological factors affecting operations, markets, products, services, and prices, as well as the factors discussed in our SEC filings made to date. We refer to the documents identified above under "Available Information" for a discussion of these and other risks and uncertainties.

DUQUESNE LIGHT COMPANY

        Duquesne Light Company was formed under the laws of Pennsylvania by the consolidation and merger in 1912 of three constituent companies. As part of a corporate reorganization, Duquesne Light became a wholly owned subsidiary of Duquesne Light Holdings in July 1989. Duquesne Light is engaged in the supply (through its provider-of-last-resort service), transmission and distribution of electric energy, providing electric service to customers in Allegheny County (including the City of Pittsburgh), Beaver County and to a limited extent, Westmoreland County, Pennsylvania. This represents a service territory of approximately 800 square miles. The principal executive office of Duquesne Light is located at 411 Seventh Avenue, Pittsburgh, Pennsylvania 15219. Its telephone number is 412-393-6000.

USE OF PROCEEDS

        Duquesne Light is offering up to $300 million aggregate principal amount of its First Mortgage Bonds and Preferred Stock. Duquesne Light intends to apply the net proceeds from the sale of the securities to refinance outstanding securities of Duquesne Light, for capital expenditures and for other corporate purposes. Duquesne Light will determine the timing and amounts of any sales of the securities in light of market conditions. The applicable prospectus supplement will describe the use of proceeds of each series of securities.

DESCRIPTION OF THE FIRST MORTGAGE BONDS

General

        Duquesne Light may issue the Bonds in one or more series, or in one or more tranches within a series, as fully registered bonds, without coupons, under an Indenture of Mortgage and Deed of Trust, dated as of April 1, 1992 (the "Original Mortgage"), between Duquesne Light and JPMorgan Chase Bank (successor by merger to The Chase Manhattan Bank, successor in trust to Mellon Bank N.A.), as trustee (the "Trustee"). The Original Mortgage, as amended and supplemented from time to time, is hereinafter referred to as the "Mortgage." The terms of the Bonds will include those stated in the Mortgage and those made part of the Mortgage by the Trust Indenture Act of 1939, as amended. The following summary is not complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Mortgage and the Trust Indenture Act. Duquesne Light has filed the Mortgage as well as the form of supplemental indenture to establish a series of Bonds, as exhibits to the registration statement of which this prospectus is a part. Capitalized terms used under this heading which are not otherwise defined in this prospectus have the meanings set forth in the Mortgage. Wherever particular provisions of the Mortgage or terms defined therein are referred to, those provisions or definitions are incorporated by reference as a part of the statements made in this prospectus and those statements are qualified in their entirety by such reference. References to article and section numbers, unless otherwise indicated, are references to article and section numbers of the Original Mortgage.

        In addition to the Bonds, other debt securities may be issued under the Mortgage, without any limit on the aggregate principal amount, on the basis of Property Additions, Retired Securities, cash and Class "A" Bonds. (See "—Issuance of Additional Mortgage Securities.") The Bonds and all other debt securities issued under the Mortgage are collectively referred to as the "Mortgage Securities." The Bonds will be entitled to the benefit of the Mortgage equally and ratably with all other Mortgage Securities issued under the Mortgage.

        The applicable prospectus supplement or supplements will describe the following terms of the Bonds of each series or tranche:

  •
  the title of such Bonds;

  •
  any limit upon the aggregate principal amount of such Bonds;

  •
  the person to whom interest on such Bonds will be payable on any interest payment date, if other than the persons in whose names such Bonds are registered at the close of business on the regular record date for such interest payment date;

  •
  the date or dates on which the principal of such Bonds is payable or the method of determination thereof and the right, if any, to extend such date or dates;

  •
  the rate or rates at which such Bonds will bear interest, if any, or the method by which such rate or rates, if any, will be determined, the date or dates from which any such interest will accrue, the interest payment dates on which any such interest will be payable, the right, if any, of Duquesne Light to defer or extend an interest payment date, the regular record date for any interest payable on any interest payment date and the basis of computation of interest;

  •
  the place or places where, subject to the terms of the Mortgage as described below under "—Payment and Paying Agents," the principal of and premium, if any, and interest, if any, on such Bonds will be payable and where, subject to the terms of the Mortgage as described below under "—Registration and Transfer," such Bonds may be presented for registration of transfer or exchange and the place or places where notices and demands to or upon Duquesne Light in respect of such Bonds and the Mortgage may be served; the Security Registrar and Paying Agents for such Bonds; and, if such is the case, that the principal of such Bonds will be payable without presentation or surrender;

  •
  any period or periods within which, date or dates on which, the price or prices at which and the terms and conditions upon which such Bonds may be redeemed, in whole or in part, at the option of Duquesne Light;

  •
  the obligation or obligations, if any, of Duquesne Light to redeem or purchase any of such Bonds pursuant to any sinking fund or other mandatory redemption provisions or at the option of the holder, and the period or periods within which, or date or dates on which, the price or prices at which, and the terms and conditions upon which such Bonds will be redeemed or purchased, in whole or in part, pursuant to such obligation, and applicable exceptions to the requirements of a notice of redemption in the case of mandatory redemption or redemption at the option of the holder;

  •
  the denominations in which any such Bonds will be issuable if other than denominations of $1,000 and any integral multiple of such amount;

  •
  if such Bonds are to be issued in global form—

  •
  any limitations on the rights of the registered holder or holders of such Bonds to transfer or exchange the same or to obtain registration of transfer thereof,

  •
  any limitations on the rights of beneficial owners of such Bonds to obtain certificates therefor, and

  •
  the identity of the depository and any other matters incidental to such Bonds; and

  •
  any other terms of such Bonds not inconsistent with the provisions of the Mortgage.

Payment and Paying Agents

        Except as may be provided in the applicable prospectus supplement, Duquesne Light will pay interest, if any, on each Bond on each interest payment date to the person in whose name such Bond is registered (the registered holder of any Mortgage Security being called a "Holder") as of the close of business on the regular record date relating to such interest payment date; provided, however, that Duquesne Light will pay interest at maturity (whether at stated maturity, upon redemption or otherwise, "Maturity") to the person to whom principal is paid. However, if there has been a default in the payment of interest on any Bond, such defaulted interest may be payable, at Duquesne Light's option, to the Holder of such Bond as of the close of business on a date selected by the Trustee which is not more than 15 days and not less than 10 days before the date proposed by Duquesne Light for payment of such defaulted interest or in any other lawful manner not inconsistent with the requirements of any securities exchange on which such Bond may be listed, if the Trustee deems such manner of payment practicable. (See Section 307.)

        Unless otherwise specified in the applicable prospectus supplement, Duquesne Light will pay principal of and premium, if any, and interest on the Bonds at Maturity upon presentation of the Bonds at the corporate trust office of JPMorgan Chase Bank in New York, New York, as paying agent for Duquesne Light. Duquesne Light may change the place of payment on the Bonds, may appoint one or more additional paying agents (including itself) and may remove any paying agent, all at its discretion. (See Section 602.)

Registration and Transfer

        Unless otherwise specified in the applicable prospectus supplement, Holders may register the transfer of Bonds, and may exchange Bonds for other Bonds of the same series and tranche, of authorized denominations and having the same terms and aggregate principal amount, at the corporate trust office of JPMorgan Chase Bank in New York, New York, as security registrar for the Bonds. (See Sections 109, 503 and 504.) Duquesne Light may change the place for registration of transfer of the Bonds, may appoint one or more additional security registrars (including Duquesne Light) and may remove any security registrar, all at its discretion. (See Section 602.) Except as otherwise provided in the applicable prospectus supplement, no service charge will be made for any transfer or exchange of the Bonds, but Duquesne Light may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of the Bonds. Duquesne Light will not be required to issue and no security registrar will be required to register the transfer of or to exchange (1) any Bond during a period of 15 days before giving any notice of redemption or (2) any Bond selected for redemption in whole or in part, except the unredeemed portion of any Bond being redeemed in part. (See Section 305.)

Redemption

        The applicable prospectus supplement will set forth any terms for the optional or mandatory redemption of Bonds. Except as shall otherwise be provided in the applicable prospectus supplement with respect to Bonds redeemable at the option of the Holder, Bonds will be redeemable only upon notice by mail (except as otherwise permitted in the Mortgage) not less than 30 nor more than 60 days before the date fixed for redemption. (See Sections 109, 503 and 504.) If less than all the Bonds of a series, or any tranche thereof, are to be redeemed, the particular Bonds to be redeemed will be selected by such method as shall be provided for any particular series, or in the absence of any such provision, by such method as the Security Registrar deems fair and appropriate. (See Section 503.)

        Any notice of redemption at the option of Duquesne Light may state that such redemption will be conditional upon receipt by the Trustee, on or before the date fixed for such redemption, of money sufficient to pay the principal of and premium, if any, and interest, if any, on such Bonds and that if such money has not been so received, such notice will be of no force and effect and Duquesne Light will not be required to redeem such Bonds. (See Section 504.)

        While the Original Mortgage contains provisions for the maintenance of the Mortgaged Property, it does not contain any provisions for a maintenance or sinking fund, and, except as may be provided in the applicable prospectus supplement, there will be no provisions for any such funds for the Bonds.

Security

  General

        Except as otherwise contemplated below under this heading and under "—Issuance of Additional Mortgage Securities," and subject to the exceptions discussed under "—Release of Property" and "—Defeasance," all Outstanding Mortgage Securities, equally and ratably,

  •
  will be secured by the lien of the Mortgage on properties of Duquesne Light used in the generation (if any), purchase, transmission, distribution or sale of electric energy, and

  •
  will enjoy the benefit of Class "A" Bonds (as defined below) delivered to the Trustee as the basis for the authentication and delivery of an equal principal amount of Mortgage Securities.

  Lien of the Mortgage

        General.    Except as discussed below, the Mortgage constitutes (subject to the exceptions referred to below) a first mortgage lien on the properties of Duquesne Light used in the generation (if any), purchase, transmission, distribution or sale of electric energy and on any other property which Duquesne Light may from time to time subject to such lien after the date of this prospectus. The Mortgage does not constitute a lien on property expressly excepted from the lien of the Mortgage and property released from the lien of the Mortgage. At the date of this prospectus, Duquesne Light does not own any facilities related to the generation of electric energy, all of such facilities having been divested in 2000. At the date of this prospectus, there are no liens prior to the lien of the Mortgage other than Permitted Liens and certain other liens permitted to exist.

        The Mortgage provides that all property (other than excepted property) used in the generation (if any), purchase, transmission, distribution or sale of electric energy and acquired by Duquesne Light after the date of the Original Mortgage will be subject to the lien of the Mortgage except as otherwise described in "—Consolidation, Merger, Transfer of Assets." In addition, after-acquired property may be subject to vendors' liens, purchase money mortgages and other liens thereon at the time of acquisition thereof, including the lien of any Class "A" Mortgage, and in certain circumstances, to liens attaching to such property prior to the recording and/or filing of an instrument specifically subjecting such property to the lien of the Mortgage.

        Without the consent of the Holders, Duquesne Light and the Trustee may enter into supplemental indentures to subject to the lien of the Mortgage additional property, whether or not used in the electric utility business (including property which would otherwise be excepted from such lien). (See Section 1401.) Such property would thereupon constitute Property Additions (so long as it would otherwise qualify as Property Additions as described below) and be available as a basis for the issuance of Mortgage Securities. (See "—Issuance of Additional Mortgage Securities.")

        Excepted Property.    The lien of the Mortgage does not cover, among other things, cash and securities not paid, deposited or held under the Mortgage; contracts, leases and other agreements of all kinds, contract rights, bills, notes and other instruments, accounts receivable, claims, certain intellectual property rights and other general intangibles; automobiles, other vehicles, movable equipment, aircraft and vessels; all goods, wares and merchandise held for sale in the ordinary course of business; nuclear fuel; fuel, materials, supplies and other personal property consumable in the operation of Duquesne Light's business; computers, machinery and equipment used exclusively for corporate administrative or clerical purposes; coal, ore, gas, oil, minerals and timber mined or extracted from the land; electric energy, gas, steam, water and other products generated, produced or purchased; leasehold interests; and all property that is located outside of the Commonwealth of Pennsylvania and the States of Ohio and West Virginia. (See Granting Clauses.)

        Properties held by subsidiaries of Duquesne Light, as well as properties leased from other Persons, are not subject to the lien of the Mortgage.

        Permitted Liens.    Permitted Liens include tax liens and other governmental charges which are not delinquent and which are being contested in good faith, construction and materialmen's liens, certain judgment liens, easements, reservations and rights of others (including governmental entities) in, and defects of title in, certain property of Duquesne Light, certain leasehold interests, and certain other liens and encumbrances. (See Granting Clauses and Section 101.)

        Trustee's Lien.    The Trustee will have a lien, prior to the lien on behalf of the holders of Mortgage Securities, upon Mortgaged Property, for the payment of its reasonable compensation and expenses and for indemnity against certain liabilities. (See Section 1107.)

  Class "A" Bonds; Class "A" Mortgages

        The term "Class "A' Bonds" means bonds or other obligations now or hereafter issued and outstanding under and secured by any Class "A" Mortgage. The term "Class "A' Mortgage" means a mortgage or deed of trust or similar indenture entered into by another corporation which is subsequently merged into or consolidated with Duquesne Light and, in connection with such merger or consolidation, is assumed by Duquesne Light and designated a "Class "A' Mortgage" in accordance with the Mortgage. At the date of this prospectus, there is no Class "A" Mortgage on any property of Duquesne Light.

        Class "A" Bonds to be made the basis for the authentication and delivery of Mortgage Securities will be delivered to, and registered in the name of, the Trustee or its nominee and will be owned and held by the Trustee, subject to the provisions of the Mortgage, for the benefit of the Holders of all Mortgage Securities Outstanding from time to time. Such Class "A" Bonds will mature on the same dates, and in the same principal amounts, as such Mortgage Securities. Class "A" Bonds are not required to bear interest and will contain mandatory redemption provisions correlative to any mandatory redemption provisions of such mortgage securities.

        Any payment by Duquesne Light of principal of or premium or interest on Mortgage Securities authenticated and delivered on the basis of the delivery to the Trustee of Class "A" Bonds (other than by application of the proceeds of a payment in respect of such Class "A" Bonds) will, to the extent thereof, be deemed to satisfy and discharge the obligation of Duquesne Light, if any, to make a payment of principal, premium or interest, as the case may be, in respect of such Class "A" Bonds which is then due. (See Section 702.)

        The Trustee may not sell, assign or otherwise transfer any Class "A" Bonds except to a successor trustee under the Mortgage. (See Section 704.) At the time any Mortgage Securities which have been authenticated and delivered upon the basis of Class "A" Bonds cease to be Outstanding (other than as a result of the application of the proceeds of the payment or redemption of such Class "A" Bonds), the Trustee will surrender to, or upon the order of, Duquesne Light an equal principal amount of such Class "A" Bonds having the same Stated Maturity and mandatory redemption provisions as such Mortgage Securities. (See Section 703.)

        When no Class "A" Bonds are Outstanding under a Class "A" Mortgage except for Class "A" Bonds delivered to and held by the Trustee, then, at the request of Duquesne Light and subject to satisfaction of certain conditions, the Trustee will surrender such Class "A" Bonds for cancellation, the related Class "A" Mortgage will be satisfied and discharged, the lien of such Class "A" Mortgage on Duquesne Light's property subject thereto will cease to exist and the priority of the lien of the Mortgage, as to such property, will be increased accordingly. (See Section 707.)

Issuance of Additional Mortgage Securities

  General

        The aggregate principal amount of Mortgage Securities that may be authenticated and delivered under the Mortgage is unlimited. (See Section 301.) Bonds of any series may be authenticated and delivered from time to time on the basis of, and in an aggregate principal amount not exceeding:

  •
  70% of the Cost or fair value (as defined in the Mortgage) of Property Additions (as described below) to Duquesne Light (whichever is less) which do not constitute Funded Property (generally, Property Additions which have been made on the basis of the authentication and delivery of Mortgage Securities, the release of Mortgaged Property or the withdrawal of cash, which have been substituted for retired Funded Property or which have been used for other specified purposes) after certain deductions and additions, primarily including adjustments to offset property retirements;

  •
  the aggregate principal amount of Retired Securities (as described below), but if Class "A" Bonds had been made the basis for the authentication and delivery of such Retired Securities, only if the related Class "A" Mortgage has been discharged;

  •
  the amount of cash deposited with the Trustee; and

  •
  the aggregate principal amount of Class "A" Bonds issued and delivered to the Trustee.

        (See Article Four.)

        Property Additions includes any property that is owned by Duquesne Light and subject to the lien of the Mortgage except (with certain exceptions) goodwill, going concern value rights or intangible property, or any property the cost of acquisition or construction of which is properly chargeable to an operating expense account of Duquesne Light. (See Section 104.)

        Retired Securities means, generally, Mortgage Securities which are no longer Outstanding under the Mortgage, which have not been retired by the application of Funded Cash and which have not been used as the basis for the authentication and delivery of Mortgage Securities, the release of property or the withdrawal of cash. (See Section 101.)

  Net Earnings Test

        In general, the issuance of Mortgage Securities on the basis of Property Additions or cash is subject to Adjusted Net Earnings of Duquesne Light for 12 consecutive months within the preceding 18 months being at least twice the Annual Interest Requirements on all Mortgage Securities at the time outstanding, new Mortgage Securities then applied for, all outstanding Class "A" Bonds other than Class "A" Bonds held by the Trustee under the Mortgage, and all other indebtedness (with certain exceptions) secured by a lien prior to the lien of the Mortgage, except that no such net earnings requirement need be met if the additional Mortgage Securities to be issued are to have no Stated Interest Rate prior to Maturity. Adjusted Net Earnings are calculated before, among other things, provisions for income taxes; depreciation or amortization of property; interest on any indebtedness and amortization of debt discount and expense; any non-recurring charge to income of whatever kind or nature (including without limitation the recognition of expense due to the non-recoverability of investment), whether or not recorded as an extraordinary item in Duquesne Light's books of account; and any refund of revenues previously collected or accrued by Duquesne Light subject to possible refund. Adjusted Net Earnings also do not take into account profits or losses from the sale or other disposition of property, or extraordinary items of any kind or nature, whether items of revenue or expense. (See Sections 103 and 401.)

        In general, the interest requirement with respect to variable interest rate indebtedness, if any, is determined with reference to the rate or rates in effect on the date immediately preceding such determination or the rate to be in effect upon initial authentication. With respect to Mortgage Securities of a series subject to a periodic offering (such as a medium-term note program), the Trustee will be entitled to receive a certificate evidencing compliance with the net earnings requirements only once, at or before the time of the first authentication and delivery of the Mortgage Securities of such series. (See Article Four.)

        Duquesne Light is not required to satisfy the net earnings requirement prior to issuance of Mortgage Securities on the basis of Retired Securities or on the basis of Class "A" Bonds if such Class "A" Bonds have been authenticated and delivered under the related Class "A" Mortgage on the basis of retired Class "A" Bonds. (See Article Two of Supplemental Indenture No. 20.)

  Bonds Issuable

        At December 31, 2003, the amount of net Property Additions (as recorded at Cost) available to be used as the basis for the authentication and delivery of Mortgage Securities was approximately $95 million; and, at that date, the aggregate principal amount of Retired Securities available to be so used was approximately $514 million. Such Property Additions and Retired Securities would permit, and the net earnings requirement would not prohibit, the authentication and delivery of approximately $580 million in aggregate principal amount of Mortgage Securities bearing interest at any reasonably foreseeable rate. Duquesne Light will determine at the time of issuance of the Bonds of each series whether such Bonds will be authenticated and delivered on the basis of Property Additions or Retired Securities.

Release of Property

        Unless an Event of Default has occurred and is continuing, Duquesne Light may obtain the release from the lien of the Mortgage of any Funded Property, except for cash held by the Trustee, upon delivery to the Trustee of an amount in cash equal to the amount, if any, that the Cost of the property to be released (or, if less, the fair value of such property at the time it became Funded Property) exceeds the aggregate of:

  (1)
  the principal amount (subject to certain limitations described below) of obligations secured by purchase money mortgage upon the property to be released delivered to the Trustee;

  (2)
  the Cost or fair value to Duquesne Light (whichever is less) of certified Property Additions not constituting Funded Property after certain deductions and additions, primarily including adjustments to offset property retirements (except that such adjustments need not be made if such Property Additions were acquired or made within the 90-day period preceding the release);

  (3)
  an amount equal to 10/7ths of the principal amount of Mortgage Securities Duquesne Light would be entitled to issue on the basis of Retired Securities (with such entitlement being waived by operation of such release);

  (4)
  the principal amount (subject to certain limitations described below) of obligations secured by purchase money mortgage upon the property released, and/or an amount in cash, delivered to the trustee or other holder of a lien prior to the lien of the Mortgage;

  (5)
  an amount equal to 10/7ths of the principal amount of Mortgage Securities delivered to the Trustee (with such Mortgage Securities to be canceled by the Trustee); and

  (6)
  any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released. (See Section 803.)

        The use of obligations secured by purchase money mortgage as a credit in connection with the release of property, as described in clauses (1) and (4) above, is subject to the following limitations:

          (x) the aggregate credit which may be used as described in clauses (1) and (4) above in respect of any property being released may not exceed 75% of the fair value of such property; and

          (y) no such obligations may be so used if the aggregate credit in respect of such obligations to be used as described in clauses (1) and (4) above plus the aggregate credits used by Duquesne Light pursuant to said clauses (1) and  (4) in connection with all previous releases of property on the basis of purchase money obligations theretofore delivered to and then held by the Trustee or the trustee or other holder of a prior lien shall, immediately after the release then being applied for, exceed 40% of the sum of (A) the aggregate principal amount of Mortgage Securities then Outstanding and (B) the aggregate principal amount of Class "A" Bonds then Outstanding other than Class "A" Bonds then held by the Trustee; except that for purposes of the calculation contemplated in this clause (y) any obligations secured by a purchase money mortgage which limits obligations secured thereby to a principal amount of 70% of the cost or fair value to the issuer (whichever is less) of the property subject thereto and which contains a cross-default to the Mortgage will not be taken into account. (See Section 803 of Mortgage and Article Two of Supplemental Indenture No. 20.)

        As used in the Mortgage, the term "purchase money mortgage" means, generally, a lien on the property being released which is retained by the transferor of such property or granted to one or more other persons in connection with the transfer or release thereof, or granted to or held by a trustee or agent for any such persons, and may include liens which cover property in addition to the property being released and/or which secure indebtedness in addition to indebtedness to the transferor of such property. (See Article Two of Supplemental Indenture No. 20.)

        Property that is not Funded Property may generally be released from the lien of the Mortgage without depositing any cash or property with the Trustee as long as:

  •
  the aggregate amount of Cost or fair value to Duquesne Light (whichever is less) of all Property Additions which do not constitute Funded Property (excluding the property to be released) after certain deductions and additions, primarily including adjustments to offset property retirements, is not less than zero or

  •
  the Cost or fair value to Duquesne Light (whichever is less) of property to be released does not exceed the aggregate amount of the Cost or fair value to Duquesne Light (whichever is less) of Property Additions acquired or made within the 90-day period preceding the release. (See Section 804.)

        The Mortgage provides simplified procedures for the release of property which has been released from the lien of a Class "A" Mortgage, minor properties and property taken by eminent domain, and provides for dispositions of certain obsolete property and grants or surrender of certain rights without any release or consent by the Trustee. (See Sections 805, 807 and 808.)

        If any property released from the lien of the Mortgage continues to be owned by Duquesne Light after such release, the Mortgage will not become a lien on any improvement, extension or addition to such property or renewals, replacements or substitutions of or for any part or parts of such property. (See Section 810.)

Withdrawal of Cash

        Unless an Event of Default has occurred and is continuing and subject to certain limitations, cash held by the Trustee may, generally, either:

  •
  be withdrawn by Duquesne Light—

  •
  to the extent of the Cost or fair value to Duquesne Light (whichever is less) of Property Additions not constituting Funded Property, after certain deductions and additions, primarily including adjustments to offset retirements (except that such adjustments need not be made if such Property Additions were acquired or made within the 90-day period preceding the withdrawal),

    •
    in an amount equal to 10/7ths of the aggregate principal amount of Mortgage Securities that Duquesne Light would be entitled to issue on the basis of Retired Securities (with the entitlement to such issuance being waived by operation of such withdrawal) or

    •
    in an amount equal to 10/7ths of the aggregate principal amount of any Outstanding Mortgage Securities delivered to the Trustee; or

  •
  be applied, upon the request of Duquesne Light, to—

  •
  the purchase of Mortgage Securities (at prices not exceeding 10/7ths of the principal amount thereof) or

  •
  the payment at Stated Maturity or redemption of Mortgage Securities (see Section 806);

provided, however, that cash deposited with the Trustee as the basis for the authentication and delivery of Mortgage Securities, as well as cash representing a payment of principal of Class "A" Bonds, may only be withdrawn in an amount equal to the aggregate principal amount of Mortgage Securities Duquesne Light would be entitled to issue on any basis (with the entitlement to such issuance being waived by operation of such withdrawal), or may, upon the request of Duquesne Light, be applied to the purchase, redemption or payment of Mortgage Securities at prices not exceeding, in the aggregate, the principal amount thereof (see Sections 405 and 702).

Consolidation, Merger, Transfer of Assets

        Duquesne Light may consolidate with or merge into any other corporation or convey, transfer or lease the Mortgaged Property as, or substantially as, an entirety to any Person only if:

  •
  the terms of the transaction will fully preserve the lien and security of the Mortgage and the rights and powers of the Trustee and the Holders;

  •
  the corporation formed by such consolidation or into which Duquesne Light is merged or the Person which acquires by conveyance or transfer, or which leases, the Mortgaged Property as or substantially as an entirety is a corporation organized and existing under the laws of the United States of America or any State or Territory thereof or the District of Columbia (the "Successor Corporation"), and the Successor Corporation executes and delivers to the Trustee a supplemental indenture that:

  •
  in the case of a consolidation, merger, conveyance or other transfer, or in the case of a lease if the term thereof extends beyond the last stated maturity of the Mortgage Securities then Outstanding, contains an assumption by the Successor Corporation of the due and punctual payment of the principal of and premium, if any, and interest, if any, on the Mortgage Securities and the performance of all of the covenants and conditions of Duquesne Light under the Mortgage and

  •
  in the case of a consolidation, merger conveyance or other transfer, which contains a grant, conveyance, transfer and mortgage by the Successor Corporation confirming the lien of the Mortgage on the Mortgaged Property and subjecting to such lien all property thereafter acquired by the Successor Corporation which shall constitute an improvement, extension or addition to the Mortgaged Property or a renewal, replacement or substitution of or for any part thereof, and, at the election of the Successor Corporation, subjecting to the lien of the Mortgage such other property then owned or thereafter acquired by the Successor Corporation as the Successor Corporation shall specify; and

  •
  in the case of a lease, such lease is made expressly subject to termination by Duquesne Light or by the Trustee at any time during the continuance of an Event of Default. (See Section 1301.)

        Unless, in the case of consolidation, merger, conveyance or other transfer described in the preceding paragraph, the Successor Corporation elects otherwise, the Mortgage will not become and be a lien upon any of the properties then owned or thereafter acquired by the Successor Corporation except properties acquired from Duquesne Light in or as a result of such transaction and improvements, extensions and additions to such properties and renewals, replacements and substitutions of or for any part of such properties. (See Section 1303.)

        Nothing in the Mortgage prevents any consolidation or merger after the consummation of which Duquesne Light would be the surviving or resulting corporation or any conveyance, transfer or lease, subject to the lien of the Mortgage, of any part of the Mortgaged Property which does not constitute the entirety, or substantially the entirety, of the Mortgaged Property. Unless, in the case of a consolidation or merger described in the preceding sentence, a supplemental indenture otherwise provides, the Mortgage will not become or be a lien upon any of the properties acquired by Duquesne Light in or as a result of such transaction or any improvements, extensions or additions to such properties or any renewals, replacements of substitutions of or for any part thereof.

Modification of Mortgage

  Modifications Without Consent

        Without the consent of any Holders, Duquesne Light and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

  •
  to evidence the succession of another Person to Duquesne Light and the assumption by any such successor of the covenants of Duquesne Light in the Mortgage and in the Mortgage Securities;

  •
  to add one or more covenants of Duquesne Light or other provisions for the benefit of all Holders or for the benefit of the Holders of, or to remain in effect only so long as there shall be outstanding, Mortgage Securities of one or more specified series, or one or more tranches thereof, or to surrender any right or power conferred upon Duquesne Light by the Mortgage;

  •
  to correct or amplify the description of any property at any time subject to the lien of the Mortgage, or better to assure, convey and confirm to the Trustee any property subject or required to be subjected to the lien of the Mortgage, or to subject to the lien of the Mortgage additional property;

  •
  to change or eliminate any provision of the Mortgage or to add any new provision to the Mortgage, provided that if such change, elimination or addition adversely affects the interests of the Holders of the Mortgage Securities of any series or tranche in any material respect, such change, elimination or addition will become effective with respect to such series or tranche only when no Mortgage Security of such series or tranche remains outstanding under the Mortgage;

  •
  to establish the form or terms of the Mortgage Securities of any series or tranche as permitted by the Mortgage;

  •
  to provide for the authentication and delivery of bearer securities and coupons appertaining thereto representing interest, if any, thereon and for the procedures for the registration, exchange and replacement thereof and for the giving of notice to, and the solicitation of the vote or consent of, the holders thereof, and for any and all other matters incidental thereto;

  •
  to evidence and provide for the acceptance of appointment by a successor trustee or by a co-trustee or separate trustee;

  •
  to provide for the procedures required to permit the utilization of a noncertificated system of registration for all, or any series or tranche of, the Mortgage Securities;

  •
  to change the place where—

  •
  the principal of and premium, if any, and interest, if any, on the Mortgage Securities of any series, or any tranche thereof, will be payable,

  •
  any Mortgage Securities of any series, or any tranche thereof, may be surrendered for registration of transfer,

  •
  Mortgage Securities of any series, or any tranche thereof, may be surrendered for exchange or

  •
  notices and demands to or upon Duquesne Light in respect of the Mortgage Securities of any series, or any tranche thereof, and the Mortgage may be served; or

  •
  to cure any ambiguity, to correct or supplement any provision therein which may be defective or inconsistent with any other provision therein, or to make any changes to the provisions thereof or to add other provisions with respect to matters and questions arising under the Mortgage, so long as such other changes or additions do not adversely affect the interests of the Holders of Mortgage Securities of any series or tranche in any material respect. (See Section 1401.)

        Without limiting the generality of the foregoing, if the Trust Indenture Act is amended after the date of the Original Mortgage in such a way as to require changes to the Mortgage or the incorporation therein of additional provisions or so as to permit changes to, or the elimination of, provisions which, at the date of the Original Mortgage or at any time thereafter, were required by the Trust Indenture Act to be contained in the Mortgage, Duquesne Light and the Trustee may, without the consent of any Holders, enter into one or more supplemental indentures to evidence or effect such amendment. (See Section 1401.)

  Modifications Requiring Consent

        Except as provided above, the consent of the Holders of not less than a majority in aggregate principal amount of the Mortgage Securities of all series then Outstanding, considered as one class, is required for the purpose of adding any provisions to, or changing in any manner, or eliminating any of the provisions of, the Mortgage pursuant to one or more supplemental indentures. However, if less than all of the series of Mortgage Securities Outstanding are directly affected by a proposed supplemental indenture, then the consent only of the Holders of a majority in aggregate principal amount of Outstanding Mortgage Securities of all series so directly affected, considered as one class, will be required; and if the Mortgage Securities of any series have been issued in more than one tranche and if the proposed supplemental indenture directly affects the rights of the Holders of one or more, but less than all, such tranches, then the consent only of the Holders of a majority in aggregate principal amount of the Outstanding Mortgage Securities of all tranches so directly affected, considered as one class, will be required. No such amendment or modification may, without the consent of each Holder of the Outstanding Mortgage Securities of each series or tranche directly affected thereby,

  •
  change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Mortgage Security, or reduce the principal amount thereof or the rate of interest thereon (or the amount of any installment of interest thereon) or change the method of calculating such rate or reduce any premium payable upon the redemption thereof, or reduce the amount of the principal of a Discount Security that would be due and payable upon a declaration of acceleration of maturity or change the coin or currency (or other property) in which any Mortgage Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date);

  •
  permit the creation of any lien ranking prior to the lien of the Mortgage with respect to all or substantially all of the Mortgaged Property or terminate the lien of the Mortgage on all or substantially all of the Mortgaged Property, or deprive such Holder of the benefit of the security of the lien of the Mortgage;

  •
  reduce the percentage in principal amount of the Outstanding Mortgage Securities of such series or tranche, the consent of the Holders of which is required for any such supplemental indenture, or the consent of the Holders of which is required for any waiver of compliance with any provision of the Mortgage or of any default thereunder and its consequences, or reduce the requirements for quorum or voting; or

  •
  modify certain of the provisions of the Mortgage relating to supplemental indentures, waivers of certain covenants and waivers of past defaults.

        A supplemental indenture which changes or eliminates any covenant or other provision of the Mortgage which has expressly been included solely for the benefit of the Holders of, or which is to remain in effect only so long as there shall be Outstanding, Mortgage Securities of one or more specified series, or one or more tranches thereof, or modifies the rights of the Holders of Mortgage Securities of such series or tranches with respect to such covenant or other provision, will be deemed not to affect the rights under the Mortgage of the Holders of the Mortgage Securities of any other series or tranche. (See Section 1402.)

Voting of Class "A" Bonds

        The Mortgage provides that the Trustee will, as holder of Class "A" Bonds, attend such meetings of bondholders under the related Class "A" Mortgage, or deliver its proxy in connection therewith, as relate to matters with respect to which it, as such holder, is entitled to vote or consent. The Mortgage provides that, so long as no Event of Default as defined in the Mortgage has occurred and is continuing, the Trustee will, as holder of Class "A" Bonds, vote all Class "A" Bonds Outstanding under such Class "A" Mortgage then held by it, or consent with respect thereto, proportionately with what the Trustee reasonably believes will be the vote or consent of the holders of all other Class "A" Bonds Outstanding under such Class "A" Mortgage the holders of which are eligible to vote or consent. However, the Trustee will not vote in favor of, or consent to, any amendment or modification of a Class "A" Mortgage which, if it were an amendment or modification of the Mortgage, would require the consent of Holders of Mortgage Securities as described under "—Modification of Mortgage," without the prior consent of Holders of Mortgage Securities which would be required for such an amendment or modification of the Mortgage. (See Article Seven of the Mortgage.)

Waiver

        The Holders of at least a majority in aggregate principal amount of all Mortgage Securities may waive Duquesne Light's obligations to comply with certain covenants, including Duquesne Light's obligation to maintain its corporate existence and properties, pay taxes and discharge liens, maintain certain insurance and to make such recordings and filings as are necessary to protect the security of the Holders and the rights of the Trustee, provided that such waiver occurs before the time such compliance is required. The Holders of at least a majority of the aggregate principal amount of Outstanding Mortgage Securities of all affected series or tranches, considered as one class, may waive, before the time for such compliance, compliance with Duquesne Light's obligations to maintain an office or agency where the Mortgage Securities of such series or tranches may be surrendered for payment, registration, transfer or exchange, and compliance with any other covenant specified with respect to Mortgage Securities of such series or tranches. (See Section 609.)

Events of Default

        Any of the following events will constitute an "Event of Default" under the Mortgage:

  •
  failure to pay interest on any Mortgage Security within 60 days after the same becomes due;

  •
  failure to pay principal of, or premium, if any, on any Mortgage Security within 3 business days after its Maturity;

  •
  failure to perform, or breach of, any covenant or warranty of Duquesne Light in the Mortgage (other than a covenant or warranty a default in the performance of which or breach of which is dealt with elsewhere under this paragraph) for a period of 60 days after there has been given to Duquesne Light by the Trustee, or to Duquesne Light and the Trustee by the Holders of at least 25% in principal amount of Outstanding Mortgage Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default," unless the Trustee, or the Trustee and the Holders of a principal amount of Mortgage Securities not less than the principal amount of Mortgage Securities the Holders of which gave such notice, as the case may be, agree in writing to an extension of such period prior to its expiration; provided, however, that the Trustee, or the Trustee and such Holders, as the case may be, will be deemed to have agreed to an extension of such period if corrective action has been initiated by Duquesne Light within such period and is being diligently pursued;

  •
  certain events relating to reorganization, bankruptcy and insolvency of Duquesne Light or appointment of a receiver or trustee for its property; and

  •
  the occurrence of a matured event of default under any Class "A" Mortgage; provided that the waiver or cure of any such event of default and the rescission and annulment of the consequences thereof shall constitute a waiver of the corresponding Event of Default under the Mortgage and a rescission and annulment of the consequences thereof. (See Section 1001.)

Remedies

  Acceleration of Maturity

        If an Event of Default occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of Mortgage Securities then Outstanding may declare the principal amount (or if the Mortgage Securities are Discount Securities, such portion of the principal amount as may be provided for such Discount Securities pursuant to the terms of the Mortgage) of all of the Mortgage Securities together with premium, if any, and accrued interest, if any, thereon to be immediately due and payable.

        At any time after such declaration of the maturity of the Mortgage Securities then Outstanding, but before the sale of any of the Mortgaged Property and before a judgment or decree for payment of money shall have been obtained by the Trustee as provided in the Mortgage, the Event or Events of Default giving rise to such declaration of acceleration will, without further act, be deemed to have been waived, and such declaration and its consequences will, without further act, be deemed to have been rescinded and annulled, if

  •
  Duquesne Light has paid or deposited with the Trustee a sum sufficient to pay—

  •
  all overdue interest, if any, on all Mortgage Securities then Outstanding;

  •
  the principal of and premium, if any, on any Mortgage Securities then Outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Mortgage Securities; and

  •
  all amounts due to the Trustee as compensation and reimbursement as provided in the Mortgage; and

  •
  any other Event or Events of Default, other than the non-payment of the principal of Mortgage Securities which shall have become due solely by such declaration of acceleration, shall have been cured or waived as provided in the Mortgage. (See Sections 1002 and 1017.)

  Possession of Mortgaged Property

        Under certain circumstances and to the extent permitted by law, if an Event of Default occurs and is continuing, the Trustee has the power to take possession of, and to hold, operate and manage, the Mortgaged Property, or with or without entry, sell the Mortgaged Property. If the Mortgaged Property is sold, whether by the

Trustee or pursuant to judicial proceedings, the principal of the Outstanding Mortgage Securities, if not previously due, will become immediately due, together with premium, if any, and any accrued interest. (See Sections 1003, 1004 and 1005.)

  Right to Direct Proceedings

        If an Event of Default occurs and is continuing, the Holders of a majority in principal amount of the Mortgage Securities then Outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that (a) such direction does not conflict with any rule of law or with the Mortgage, and could not involve the Trustee in personal liability in circumstances where indemnity would not, in the Trustee's sole discretion, be adequate and (b) the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction. (See Section 1016.)

  Limitation on Right to Institute Proceedings

        No Holder of any Mortgage Security will have any right to institute any proceeding, judicial or otherwise, with respect to the Mortgage for the appointment of a receiver or for any other remedy thereunder unless

          (a) such Holder has previously given to the Trustee written notice of a continuing Event of Default;

          (b) the Holders of not less than a majority in aggregate principal amount of the Mortgage Securities then Outstanding have made written request to the Trustee to institute proceedings in respect of such Event of Default and have offered the Trustee reasonable indemnity against costs and liabilities incurred in complying with such request; and

          (c) for sixty days after receipt of such notice, the Trustee has failed to institute any such proceeding and no direction inconsistent with such request has been given to the Trustee during such sixty-day period by the Holders of a majority in aggregate principal amount of Mortgage Securities then Outstanding.

Furthermore, no Holder will be entitled to institute any such action if and to the extent that such action would disturb or prejudice the rights of other Holders. (See Section 1011.)

  No Impairment of Right to Receive Payment

        Notwithstanding that the right of a Holder to institute a proceeding with respect to the Mortgage is subject to certain conditions precedent, each Holder of a Mortgage Security has the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest, if any, on such Mortgage Security when due and to institute suit for the enforcement of any such payment, and such rights may not be impaired without the consent of such Holder. (See Section 1012.)

  Notice of Default

        The Trustee is required to give the Holders notice of any default under the Mortgage to the extent required by the Trust Indenture Act, unless such default shall have been cured or waived, except that no such notice to Holders of a default of the character described in the third item under "—Events of Default" may be given until at least 45 days after the occurrence thereof. (See Section 1102.) The Trust Indenture Act currently permits the Trustee to withhold notices of default (except for certain payment defaults) if the Trustee in good faith determines the withholding of such notice to be in the interests of the Holders.

  Indemnification of Trustee

        As a condition precedent to certain actions by the Trustee in the enforcement of the lien of the Mortgage and institution of action on the Bonds, the Trustee may require adequate indemnity against costs, expenses and liabilities to be incurred in connection therewith. (See Sections 1011 and 1101.)

  Additional Remedies

        In addition to every other right and remedy provided in the Mortgage, the Trustee may exercise any right or remedy available to the Trustee in its capacity as owner and holder of Class "A" Bonds which arises as a result of a default or matured event of default under any Class "A" Mortgage, whether or not an Event of Default under the Mortgage has occurred and is continuing. (See Section 1020.)

  Remedies Limited by State Law

        The laws of the various states in which the Mortgaged Property is located may limit or deny the ability of the Trustee or security holders to enforce certain rights and remedies provided in the Mortgage in accordance with their terms.

Defeasance

        Any Mortgage Securities, or any portion of the principal amount thereof, will be deemed to have been paid for purposes of the Mortgage, and, at Duquesne Light's election, the entire indebtedness of Duquesne Light in respect thereof will be deemed to have been satisfied and discharged, if there has been irrevocably deposited with the Trustee, in trust:

          (a) money in an amount which will be sufficient; or

          (b) in the case of a deposit made prior to the Maturity of such Mortgage Securities, Eligible Obligations, which do not contain provisions permitting the redemption or other prepayment thereof at the option of the issuer thereof, the principal of and the interest on which when due, without any regard to reinvestment thereof, will provide monies which, together with the money, if any, deposited with or held by the Trustee, will be sufficient; or

          (c) a combination of (a) and (b) which will be sufficient, to pay when due the principal of and premium, if any, and interest, if any, due and to become due on such Mortgage Securities or portions thereof. (See Section 901.)

For this purpose, Eligible Obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States of America, entitled to the benefit of the full faith and credit thereof, and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof and such other obligations as shall be specified in an accompanying prospectus supplement.

        The Mortgage will be deemed to have been satisfied and discharged when no Mortgage Securities remain outstanding thereunder and Duquesne Light has paid or caused to be paid all other sums payable by Duquesne Light under the Mortgage.

        The right of Duquesne Light to cause its entire indebtedness in respect of the Mortgage Securities of any series to be deemed to be satisfied and discharged as described above will be subject to the satisfaction of conditions specified in the instrument creating such series.

Duties of Trustee; Resignation; Removal

        The Trustee will have, and will be subject to, all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Trustee will be under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Indenture Securities, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Trustee will not be required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

        The Trustee may resign at any time by giving written notice thereof to Duquesne Light or may be removed at any time by Act of the Holders of a majority in principal amount of Mortgage Securities then Outstanding delivered to the Trustee and Duquesne Light. No resignation or removal of the Trustee and no appointment of a successor trustee will become effective until the acceptance of appointment by a successor trustee in accordance with the requirements of the Mortgage. So long as no Event of Default or event which, after notice or lapse of time, or both, would become an Event of Default has occurred and is continuing, if Duquesne Light has delivered to the Trustee a resolution of its Board of Directors appointing a successor trustee and such successor has accepted such appointment in accordance with the terms of the Mortgage, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Mortgage. (See Section 1110.)

Evidence to be Furnished to Trustee

        Compliance with Mortgage provisions is evidenced by written statements of Duquesne Light officers or persons selected or paid by Duquesne Light. In certain cases, opinions of counsel and certification of an engineer, accountant, appraiser or other expert (who in some cases must be independent) must be furnished. In addition, the Trust Indenture Act currently requires that Duquesne Light give the Trustee, not less often than annually, a brief statement as to Duquesne Light's compliance with the conditions and covenants under the Mortgage.

DESCRIPTION OF THE PREFERRED STOCK

        Duquesne Light may offer additional shares of preferred stock in one or more series. Duquesne Light's Restated Articles of Incorporation ("Restated Articles") authorize the Company to issue up to:

  •
  4,000,000 shares of preferred stock, $50 par value per share (the "Preferred Stock"), of which 1,209,419 shares were outstanding at December 31, 2003;

  •
  8,000,000 shares of preference stock, $1.00 par value per share (the "Preference Stock"), of which 438,243 shares were outstanding at December 31, 2003; and

  •
  90,000,000 shares of common stock, $1.00 par value per share (the "Common Stock"), of which 10 shares were outstanding and held by Duquesne Light Holdings at December 31, 2003.

The new shares of Preferred Stock which may be offered by this prospectus are called the "New Preferred Stock". The Preference Stock and the Common Stock, together with any other class of stock which may be authorized in the future and which ranks junior to the Preferred Stock as to dividends or assets, are hereinafter called, collectively, "Junior Stock".

        The rights and privileges of holders of Duquesne Light's capital stock are governed by the Company's Restated Articles and By-Laws and the Pennsylvania Business Corporation Law, or BCL. Certain provisions of the Restated Articles are summarized below. This summary is not complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Restated Articles. Duquesne Light has filed the Restated Articles, as well as a form of amendment to establish a series of New Preferred Stock, as exhibits to the registration statement of which this prospectus is a part. Capitalized terms used under this heading which are not otherwise defined in this prospectus have the meanings set forth in the Restated Articles.

General

        The Board of Directors is authorized to divide the Preferred Stock into series and, as to each series, to determine the designation and number of shares of such series and the relative rights and preferences of the shares of such series, as described in the following paragraph. These divisions and determinations will be set forth in one or more amendments to the Restated Articles adopted by the Board of Directors. All shares of Preferred Stock will be of equal rank, regardless of series, and will be identical except as otherwise provided in the amendments to the Restated Articles establishing the respective series of Preferred Stock.

        The prospectus supplement relating to each series of New Preferred Stock offered by this prospectus will describe the relative rights and preferences of the shares of such series as set forth in the amendment to the Restated Articles, namely:

  •
  the designation and number of shares of such series;

  •
  the annual dividend rate of such series, and the date from which dividends will commence to accrue;

  •
  the redemption price or prices of such series and the terms and conditions on which such shares may be redeemed;

  •
  the sinking fund provisions, if any, for the redemption or purchase of shares of such series;

  •
  the preferential amount or amounts payable upon shares of such series in the event of the voluntary or involuntary liquidation of the Company;

  •
  the voting rights, if any, of such series in addition to those described or referred to under "Voting Rights" below;

  •
  the terms and conditions, if any, upon which shares of such series may be converted and the class or classes or series of shares of the Company into which such shares may be converted; and

  •
  such other terms, limitations and relative rights and preferences, if any, of shares of such series as the Board of Directors may lawfully determine under the laws of the Commonwealth of Pennsylvania.

Dividend Rights

        The holders of each series of the Preferred Stock at the time outstanding are entitled to receive, if and when declared payable by the Board of Directors out of legally available funds, a dividend in cash at, but not exceeding, the fixed dividend rate for the particular series, payable quarterly. Dividends on each series of the Preferred Stock shall be cumulative, so that in no event may any dividend be declared or paid upon or set apart for, or any distribution be made or ordered in respect of, Junior Stock, nor may any moneys or other consideration be set aside for or applied to the purchase or redemption of Junior Stock, unless all dividends on each of the then outstanding series of the Preferred Stock for all past quarterly dividend periods have been paid, or declared and a sum sufficient for the payment thereof set apart, and the full dividend thereon for the then current quarterly dividend period has been or concurrently is being paid or declared. Any dividends declared or paid on the Preferred Stock in an amount less than full cumulative dividends accrued or in arrears upon all Preferred Stock outstanding will, if more than one series is outstanding, be divided between the different series in proportion to the aggregate amounts which would be distributable to the Preferred Stock of each series if full cumulative dividends to the next preceding quarterly dividend date were declared and paid thereon.

        The applicable prospectus supplement will set forth the dividend rate and dividend payment dates for each series of New Preferred Stock.

Liquidation Rights

        In the event of any liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock of each series are entitled to receive in cash the fixed liquidation price for such series plus, if such action is voluntary, the fixed liquidation premium, if any, for such series, together in all cases with an amount equal to all dividends accrued or in arrears to the date fixed for such payment, before any distribution to the holders of any Junior Stock. If upon any such liquidation, dissolution or winding up, the assets distributable among the holders of Preferred Stock are insufficient to permit the payment of the full preferential amounts, then assets shall be distributed among the holders of all series of Preferred Stock outstanding ratably per share in proportion to the full preferential amounts per share to which they are respectively entitled. A consolidation or merger of the Company, or a sale or transfer of all or substantially all of its assets or a purchase or redemption of any of its stock, will not be a liquidation, dissolution or winding up within the meaning of this section.

        The fixed liquidation price for all series of Preferred Stock outstanding at the date of this prospectus is $50 per share; the fixed liquidation premium payable on any voluntary liquidation, dissolution or winding up of the Company is an amount equal to the then redemption price for shares of the respective series.

        The applicable prospectus supplement will set forth the fixed liquidation price for each series of New Preferred Stock.

Redemption; Repurchases

        The Company, at its option, may at any time or from time to time redeem the whole or any part of the Preferred Stock or of any series thereof at the applicable redemption price for each such series to be redeemed.

        The applicable prospectus supplement will set forth the optional redemption prices for each series of Preferred Stock. Such prospectus supplement will also set forth the terms of any sinking fund for the redemption or purchase of shares of each series of New Preferred Stock as well as the applicable redemption or purchase prices.

        Notice of any proposed redemption of any shares of Preferred Stock shall be given by mailing a copy of such notice to the holders of record of the shares of Preferred Stock to be redeemed, at their respective addresses then appearing on the books of the Company, not less than 30 nor more than 90 days prior to the date designated for such redemption and by publishing such notice as specified in the Restated Articles; provided that if notice of redemption is published as so specified, then mailing of notice as aforesaid is not a condition precedent to the redemption, and failure so to mail such notice or any defect in the mailing thereof will not affect the validity of the redemption proceedings.

        In the case of the redemption of less than all of the shares of any series of the Preferred Stock at the time outstanding, the shares to be redeemed shall be determined by lot or in another impartial manner determined by the Board of Directors.

        From and after the date fixed for redemption, unless the Company fails to provide funds sufficient for such redemption, all dividends on the shares called for redemption will cease to accrue; and from and after that date, unless the Company has so failed to provide funds, or from and after the date of the earlier deposit by the Company with a bank or trust company having specified minimum capital requirements, in trust for the benefit of the holders of the shares of Preferred Stock so called for redemption, of all funds necessary for such redemption as aforesaid (provided in the latter case that notice of such deposit has been given or provided for), all rights of the holders of the shares so called for redemption as stockholders of the Company will cease, except only the right to receive the redemption price of such shares when due, and such shares will be deemed to be no longer outstanding.

        The Company may not redeem or purchase any of its Preferred Stock so long as dividend arrearages exist on outstanding Preferred Stock of any series unless the redemption or purchase offer is made applicable to all Preferred Stock outstanding. Where purchases are made, the price paid may not exceed the current redemption price applicable to the shares purchased. Any shares of Preferred Stock redeemed, purchased or otherwise acquired shall forthwith be cancelled and restored to the status of authorized but unissued shares of Preferred Stock without series designation.

Voting Rights

        The holders of the Preferred Stock have no voting rights except as follows:

  •
  as described under "Restrictions on Certain Corporate Action" below;

  •
  as may be provided with respect to any particular series by the Board of Directors (other than any series outstanding at the date of this prospectus); and

  •
  if dividends payable on any of the Preferred Stock are in default in an amount equal to four or more quarterly dividends per share, then the holders of the Preferred Stock of all series voting together as a class are entitled to elect the smallest number of directors necessary to constitute a majority of the Board of Directors until such time as all arrears in dividends on the Preferred Stock and the current dividend thereon have been paid or declared and set apart for payment.

  •
  under Pennsylvania law, the holders of shares of Preferred Stock of all affected series will be entitled to vote, together as a single class, with respect to any merger or consolidation which would effect any change in the Restated Articles if such holders would have been entitled to a class vote with respect to such change if such change had been accomplished as an amendment to the Restated Articles rather than by merger or consolidation.

        On any matter on which the holders of the Preferred Stock are entitled to vote, they are entitled to one vote per share except in the election of directors, as described below. So long as the holders of the Preferred Stock have the right to elect directors, the holders of the Common Stock voting separately as a class are entitled to elect the remaining directors; provided, however, that the holders of the Preference Stock of all series voting together as a class are entitled to elect two of such remaining directors if dividends payable on any series of the Preference Stock are in default in an amount equal to 1 1/2 times the annual dividend rate per share.

        In all elections for directors by class vote of the holders of the Preferred Stock or the Preference Stock, every holder of such class of stock entitled to vote has the right to multiply the number of votes to which such stockholder is otherwise entitled by the number of directors for the election of whom he is entitled to vote at such meeting, and such stockholder may cast the whole number of such votes for one candidate or may distribute them among any two or more candidates. The candidates receiving the highest number of votes up to the number of directors to be elected by such class shall be elected. The holders of the Common Stock do not have such cumulative voting rights.

Restrictions on Certain Corporate Action

  Alteration of Rights; Creation of Prior Stock

        So long as any shares of the Preferred Stock are outstanding, the Company will not, without the consent of the holders of at least two-thirds of the outstanding shares of Preferred Stock,

  •
  adversely amend, alter or repeal any rights, preferences, or powers of any of the outstanding Preferred Stock; or

  •
  create or authorize any stock ranking prior to the Preferred Stock as to dividends or assets, or issue any shares of any such stock more than 180 days after the vote of the Preferred Stock authorizing or creating such shares.

  Additional Preferred Stock; Restrictions on Issuance, on Merger, on Unsecured Debt

        So long as any shares of the Preferred Stock are outstanding, the Company will not, without the consent of the holders of at least a majority of the outstanding shares of Preferred Stock,

  •
  create or authorize any shares of the Preferred Stock in addition to the 4,000,000 shares authorized at the date of this prospectus, or any other stock ranking on a parity with the Preferred Stock as to dividends or assets;

  •
  issue any shares of Preferred Stock or any shares of stock ranking on a parity with the Preferred Stock as to dividends or assets, unless, after giving effect to such issuance and the elimination of any indebtedness or Preferred Stock, or stock ranking prior to or on a parity with the Preferred Stock as to dividends or assets, to be retired in connection with such issuance,

  •
  the "consolidated income of the Company and its subsidiaries available for interest charges", as defined below, for any period of 12 consecutive calendar months within the 15 calendar months immediately preceding, is at least one and one-half times the sum of (i) the aggregate annual interest charges on all indebtedness of the Company and its subsidiaries, consolidated (excluding inter-company items), to be outstanding and (ii) the aggregate annual dividend requirements on all Preferred Stock and any prior or parity stock to be outstanding. The earnings of any property acquired during or after the period of computation or to be acquired in connection with the issuance of such additional shares, if capable of being separately determined or estimated, may be included as if such property had been owned for the whole of the period; and

  •
  the "Common Stock Equity" of the Company, as defined below, is not less than the aggregate amount payable on involuntary dissolution, liquidation or winding up of the Company in respect of all shares of Preferred Stock or prior or parity stock to be outstanding. If, for the purpose of meeting this requirement, it is necessary to take into consideration any earned surplus of the Company, the Company may not thereafter pay any dividends on shares of its Common Stock which would reduce the Common Stock equity to an amount less than the aforesaid amount payable upon involuntary dissolution, liquidation or winding up;

  •
  merge or consolidate with or into any other corporation or sell, lease or dispose of all or substantially all of its assets, unless such action or the issuance or assumption of securities in connection therewith shall have been ordered, permitted or approved by the SEC under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), or by any successor commission or regulatory authority of the United States (but this clause does not apply to the purchase or acquisition by the Company of franchises (including franchises and rights granted by corporate charter) or assets of another corporation); or

  •
  issue or assume any securities representing unsecured indebtedness for purposes other than

  •
  the refunding of outstanding unsecured indebtedness of the Company;

  •
  the reacquisition, redemption or other retirement of indebtedness pursuant to authorization by the SEC under PUHCA or by any successor commission or other regulatory authority of the United States; or

  •
  the reacquisition, redemption or other retirement of all outstanding Preferred Stock or prior or parity stock;

    if immediately after such issuance or assumption the total principal amount of the Company's outstanding unsecured securities would exceed 20% of the aggregate of (i) the principal amount of the

    Company's secured indebtedness then outstanding and (ii) the capital stock and earned and capital surplus of the Company plus any premiums on any class of capital stock of the Company then carried on its books.

  Restrictions on Junior Stock Payments

        So long as any shares of the Preferred Stock are outstanding, the Company will not declare or pay any dividends on any shares of Junior Stock, other than dividends payable in shares of Junior Stock, or make any other distribution on Junior Stock, or purchase or redeem or otherwise acquire for value any shares of Junior Stock, other than by the issuance in exchange therefore, or by the application of the proceeds of the issuance and sale of Junior Stock, each such declaration, payment, distribution, purchase or acquisition being hereinafter referred to as a "Junior Stock Payment", in contravention of the following restrictions, namely:

  •
  no Junior Stock Payment will be declared or made in an amount which, together with all other such Junior Stock Payments declared or made in the 12 months' period ending on (and including) the date of the declaration or making of such Junior Stock Payment, would in the aggregate exceed 50% of the "consolidated net income of the Company and its subsidiaries available for dividends on junior stock", as defined, for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the declaration or making of such Junior Stock Payment, if, after giving effect to such payment, the ratio (hereinafter referred to as the capitalization ratio) of the Common Stock equity of the Company to its "total capitalization", as defined below, would be less than 20%; and

  •
  no Junior Stock Payment shall be declared or made in an amount which, together with all other such Junior Stock Payments declared or made in the 12 months' period ending on (and including) the date of the declaration or making of such Junior Stock Payment, would in the aggregate exceed 75% of the "consolidated net income of the Company and its subsidiaries available for dividends on junior stock" for a period of 12 consecutive calendar months within the 15 calendar months immediately preceding the declaration or making of such Junior Stock Payment, if, after giving effect to such payment, the capitalization ratio would be 20% or more, but less than 25%.

  No Restrictions if Preferred Stock to be Retired

        The foregoing restrictive provisions will not apply if, in connection with any matter specified therein, provision is to be made for the redemption or retirement of all the outstanding Preferred Stock.

  Certain Defined Terms

        "Consolidated income of the Company and its subsidiaries available for interest charges", as defined in the Restated Articles, means generally gross operating revenues and other income of the Company and its subsidiaries consolidated (excluding profits and losses from sales of capital assets or from the reacquisition of securities, and related taxes), after deducting

  •
  all operating expenses not including (1) interest charges on outstanding securities, (2) charges for amortization of debt and stock discount or premium and expense or (3) charges for amortization of electric plant acquisition adjustments and amortization of adjustments of cost of property, or charges to reserves or expense in respect of any thereof; and

  •
  the amount, if any, by which the expenditures for ordinary repairs and maintenance and charges for depreciation are less than an amount equal to 15% of the consolidated gross operating revenues (after deducting from such operating revenues an amount equal to the cost of electric energy and steam purchased and resold and rental expense for certain utility facilities, all on a consolidated basis).

        "Consolidated net income of the Company and its subsidiaries available for dividends on junior stock", as defined in the Restated Articles, means generally an amount equal to the "consolidated income of the Company and its subsidiaries available for interest charges", as defined above, after adding back interest charged to construction and then deducting interest on outstanding securities of the Company and its subsidiaries and charges for amortization of debt and stock discount or premium and expense and all dividends paid or accrued upon any shares of Preferred Stock or any class of stock ranking prior to or on a parity with the Preferred Stock as to dividends; but there is not deducted any write-off or charge-off against surplus of expenses in connection with the issuance, redemption or retirement of securities, including any amount paid in excess of the principal amount or par or stated value of securities redeemed or retired.

        "Common Stock equity", as defined in the Restated Articles, means generally the aggregate of the par value of the outstanding shares of Common Stock of the Company, plus capital surplus and earned surplus. For this purpose, the surplus accounts are adjusted to eliminate

  •
  the amount, if any, by which the expenditures of the Company for ordinary repairs and maintenance and charges for renewals, replacements, retirements and depreciation are less than an amount equal to 15% of the gross operating revenues of the Company (after deducting from such operating revenues an amount equal to the cost to the Company of electric energy and steam purchased and resold and rental expense of the Company for certain utility facilities for the period August 1, 1947 to the last day of the third month preceding the date as of which the computation is made),

  •
  the excess, if any, of recorded value over original cost of utility plant and certain other amounts shown as assets as a result of accounting convention; and

  •
  the excess, if any, of the aggregate amount payable on involuntary dissolution, liquidation or winding up upon all outstanding shares of Preferred Stock over the aggregate stated or par value of such shares.

        "Total capitalization" of the Company, as defined in the Restated Articles, means generally the aggregate of

  •
  the Common Stock equity,

  •
  the principal amount of all outstanding indebtedness of the Company maturing more than 12 months after the date of issue or assumption thereof and

  •
  the par value of, or stated capital represented by, and any premiums carried on the books of the Company in respect of, the outstanding shares of all classes of stock of the Company other than the Common Stock.

Other Provisions

        The holders of Preferred Stock have no preemptive or subscription rights. There are no sinking fund provisions applicable to any series of Preferred Stock outstanding at the date of this prospectus. When issued, the New Preferred Stock will be fully paid and non-assessable.

Transfer Agent, Registrar

        We will act as transfer agent for the New Preferred Stock. In addition, Wells Fargo Shareowner Services, St. Paul, Minnesota will also be a transfer agent for the New Preferred Stock. The registrars for the New Preferred Stock will be Mellon Bank, N.A., Pittsburgh, Pennsylvania and Wells Fargo Shareowner Services.

PLAN OF DISTRIBUTION

        Duquesne Light may sell the Bonds or Preferred Stock being offered hereby in one or more of the following ways from time to time: (1) directly to one or a limited number of institutional purchasers, (2) through agents, (3) through underwriters and/or (4) through dealers.

        The applicable prospectus supplement or a supplement thereto will set forth the terms of the offering of each series of securities, including the names of any agents, underwriters or dealers, the purchase price of the securities and the net proceeds to Duquesne Light from such sale, any underwriting discounts or commissions and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed or reallowed.

        If Duquesne Light uses underwriters to sell securities, the underwriters will acquire such securities for their own account and resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such securities if any of such securities are purchased, except that, in certain cases involving a default by one or more underwriters, less than all of such securities may be purchased. The initial public offering prices and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        If Duquesne Light uses one or more agents to sell securities, the agents will be named, and any commissions payable by Duquesne Light to such agents will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in the applicable prospectus supplement, any such agent will act on a best efforts basis for the period of its appointment.

        If so indicated in the applicable prospectus supplement, Duquesne Light will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase the securities at the public offering price set forth in such prospectus supplement or supplement pursuant to delayed delivery contracts providing for payment and delivery on a future date specified in such prospectus supplement. Such contracts will be subject only to those conditions set forth in the applicable prospectus supplement and such prospectus supplement will set forth the commissions payable for solicitation of such contracts.

        Any agents, underwriters or dealers participating in the distribution of the securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act"). Agents and underwriters may be entitled under agreements entered into with Duquesne Light to indemnification by Duquesne Light against certain liabilities, including liabilities under the Securities Act and other securities laws, or to contribution with respect to payments that the agents or underwriters may be required to make in respect thereof.

        Subject to market conditions, Duquesne Light may offer Preferred Stock in an underwritten transaction in the second quarter of 2004. At the date of this prospectus, Duquesne Light expects the underwriters to include Citigroup Global Markets Inc. The underwriters will be identified and the principal terms of the underwriting arrangement, including the underwriters' compensation, will be described in the applicable prospectus supplement.

        Unless otherwise provided in the applicable prospectus supplement relating to a series of securities, Duquesne Light does not intend to apply for the listing of the securities on a national securities exchange, but any agents, underwriters or dealers participating in the distribution of the securities may make a market in the securities, as permitted by applicable laws and regulations. Any such underwriters, dealers or agents would not be obligated to do so, however, and could discontinue making a market at any time without notice. No assurance can be given as to the liquidity of any trading market for the securities.

        Any agents, underwriters or dealers or agents participating in the distribution of the securities, and/or affiliates thereof, may engage in transactions with and perform services for Duquesne Light and its affiliates in the ordinary course of business.

EXPERTS

        The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from Duquesne Light's most recent Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

VALIDITY

        The validity of the securities will be passed upon for Duquesne Light by Dewey Ballantine LLP, special counsel for Duquesne Light, and by in-house counsel at Duquesne Light, and for any agents, underwriters or dealers by Milbank, Tweed, Hadley & McCloy LLP. Dewey Ballantine LLP and Milbank, Tweed, Hadley & McCloy LLP may rely upon the opinion of in-house counsel as to matters of Pennsylvania law.

PENNSYLVANIA TAXES

        Debt securities owned by individuals residing in Pennsylvania are subject to the 4 mills ($4.00 on each $1,000 of principal amount) Pennsylvania corporate loan tax.

$200,000,000

Duquesne Light Company

First Mortgage Bonds
5.70% Series Q due 2014

PROSPECTUS SUPPLEMENT

May 10, 2004

Banc One Capital Markets, Inc.
Citigroup

NatCity Investments, Inc.

Wachovia Securities

QuickLinks

Prospectus Supplement
Prospectus
DUQUESNE LIGHT COMPANY
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
SELECTED FINANCIAL INFORMATION
SUPPLEMENTAL DESCRIPTION OF THE FIRST MORTGAGE BONDS
BOOK-ENTRY PROCEDURES AND SETTLEMENT
UNDERWRITING
VALIDITY

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS
AVAILABLE INFORMATION
A WARNING ABOUT FORWARD-LOOKING STATEMENTS
DUQUESNE LIGHT COMPANY
USE OF PROCEEDS
DESCRIPTION OF THE FIRST MORTGAGE BONDS
DESCRIPTION OF THE PREFERRED STOCK
PLAN OF DISTRIBUTION
EXPERTS
VALIDITY
PENNSYLVANIA TAXES